UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Subject Company)

NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

65686Y109

(CUSIP Number of Class of Securities)

Ronald J. Evans
President and Chief Executive Officer
North American Galvanizing & Coatings, Inc.
5314 South Yale Avenue, Suite 1000
Tulsa, Oklahoma 74135
(918) 494-0964

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Edward P. Smith, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 408-5371

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.	SUBJECT COMPANY INFORMATION

(a)  Name and Address. The name of the subject company is North American Galvanizing & Coatings, Inc. (the “Company”) and it is a Delaware corporation. The address of the principal executive offices of the Company is 5314 South Yale Avenue, Suite 1000, Tulsa, Oklahoma 74135, and the Company’s telephone number is (918) 494-0964.

(b)  Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.10 per share (the “Common Stock”), of the Company. As of the close of business on February 28, 2010, there were 16,754,943 Shares issued and 16,753,943 Shares outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)  Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b)  Tender Offer. This Schedule relates to a tender offer by Big Kettle Merger Sub, Inc., (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent on May 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all outstanding shares of Common Stock (the “Shares”) at a price of $7.50 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at 5:00 p.m., Central Daylight Saving Time, on June 7, 2010. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 31, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights). Following the effective time of the Merger (the “Effective Time”), the Company will continue as an indirect wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto, and is incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the “Expiration Date”) that number of Shares which, together with (x) the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has direct or indirect sole voting power and (y) the number of Shares that are issuable upon exercise of options, that are held in trust pursuant to the Company’s Director Stock Unit Program or that constitute restricted shares, in each case whose holders have executed the Stockholders’ Agreement, represents at least two-thirds of the Shares outstanding on a fully diluted basis at the Expiration Date (the “Minimum Condition”). Parent and Purchaser have reserved the right, at any time, in their sole discretion to waive, in whole or in part, any condition to the Offer (except the Minimum Condition) or increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of the Company, neither Purchaser nor Parent will (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend or modify any of the other conditions and requirements to the Offer set forth in Annex I to the Merger Agreement in a manner that is adverse to the holders of the Shares; (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement; or (vii) amend any other term of the Offer in a manner that is adverse to the holders of the Shares.

The Offer must remain open for 20 business days following the commencement of the Offer. Pursuant to the Merger Agreement and subject to the rights of Purchaser to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, Purchaser may (without the consent of the Company) extend the Offer for one or more additional periods of up to twenty business days with such length as Purchaser determines consistent with applicable law, provided that each such extension will be for not more than ten business days if all of the conditions set forth on Annex I to the Merger Agreement other than the Minimum Condition have been satisfied or waived at such then scheduled Expiration Date. If, at the Expiration Date, the Minimum Condition is not satisfied, Purchaser shall (to the extent requested in writing by the Company) extend the Offer for up to two periods of not less than ten business days each and up to twenty business days each with such lengths as Purchaser determines consistent with applicable law. In addition, Purchaser will extend the Expiration Date for any period required by the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission (“SEC”) or its staff or the NASDAQ Stock Market LLC (“NASDAQ”).

If the Minimum Condition has been satisfied but the number of Shares that have been accepted for payment pursuant to the Offer, together with (x) the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has direct or indirect sole voting power and (y) the number of Shares that are issuable upon exercise of options, that are held in trust pursuant to the Company’s Director Stock Unit Program or that constitute restricted shares, in each case whose holders have executed the Stockholders’ Agreement, is fewer than 80% of the outstanding Shares on a fully-diluted basis, Purchaser may, in its sole discretion, provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase. Company stockholders have the right to, and can, withdraw Shares previously tendered at any time prior to the Expiration Date. Company stockholders may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer or any subsequent offering period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Daylight Saving Time, on the next business day after the previously scheduled Expiration Date or date of termination of any subsequent offering period. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make the announcement by issuing a press release or other announcement.

If Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-l under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changed term or information. However, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in consideration offered or, subject to certain limitations, a change in the percentage of securities sought.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has agreed to provide Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, security position listings, non-objecting beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares for the purpose of disseminating the Offer to the holders of Shares. Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is in care of AZZ incorporated, One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76107. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.nagalv.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Company’s Board of Directors (the “Company Board”) representing a majority of the Company Board, other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of the Company under the Company’s executive employment agreement with its President and Chief Executive Officer, Ronald J. Evans, and under the Company’s “Pay to Stay” program, under which the Company’s Vice President and Chief Financial Officer, Beth B. Pulley, is a participant.

Executive Employment Agreement

The Company entered into a three-year written employment agreement with Mr. Evans, effective April 1, 2007, that provides Mr. Evans an annual base salary of $325,000 during the term, subject to possible increase by the Board. On February 18, 2010, the Company extended the term of the employment agreement with Mr. Evans for one year or until March 31, 2011. Under the agreement, Mr. Evans is eligible to participate in all Company benefit plans.

If Mr. Evans’ employment is terminated for any reason other than a change in control or for cause or because of a permanent disability, then the employment agreement provides that Mr. Evans (or his estate) is entitled to a one-time termination payment equal to his then annual base salary. Under the agreement, “cause” means any of (i) Mr. Evan’s gross negligence or willful misconduct in the performance of the duties and services required pursuant to the agreement, (ii) Mr. Evans’ final conviction of a felony, or (iii) Mr. Evans’ material breach of any material provision of the agreement which remains uncorrected for thirty (30) days following written notice to Mr. Evans by the Company.

In the event either Mr. Evans or the Company elects to terminate the agreement upon the occurrence of a change in control, then Mr. Evans will be entitled to receive a one-time payment equal to 2.99 times his annual base salary as of the date of termination. Pursuant to the employment agreement, Mr. Evans would have received a termination payment of $971,750 in the event a change of control and termination had occurred as of December 31, 2009.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Executive Employment Agreement for Mr. Evans and the First Amendment to Executive Employment Agreement for Mr. Evans, which have been filed as Exhibits (e)(2)(A) and (e)(2)(B) to this Schedule and are incorporated herein by reference.

“Pay to Stay” Program

In connection with the entry into the Merger Agreement, the Company established a “Pay to Stay” program, under which Ms. Pulley is a participant. Pursuant to the “Pay to Stay” program, within two weeks after consummation of the Offer, a determination will be made by the Company regarding Ms. Pulley’s continued employment with the Company and she will be informed of that determination. In the event Ms. Pulley is notified that her services to the Company are no longer required or that such services are only required through a specified period, she will be paid a “Pay to Stay” payment equal to six months of her current base pay at the time of her termination of employment. In the event Ms. Pulley is notified that her employment will continue following consummation of the Offer but her employment is instead involuntarily terminated without cause within three months of the date that she was notified her employment will be continued, then Ms. Pulley will be paid the “Pay to Stay” payment described above. In the event Ms. Pulley is notified that her employment will continue following consummation of the Offer and she continues to work for at least three months after the date that she was notified her employment will be continued, she will not be paid a “Pay to Stay” payment. Pursuant to the “Pay to Stay” program, Ms. Pulley would have received a “Pay to Stay” payment of $100,000 (equal to six months base salary) in the event of consummation of the Offer and termination had occurred as of April 30, 2010. Execution of a Severance Agreement is a required condition for receipt of the “Pay to Stay” payment.

Any “Pay to Stay” payment pursuant to the “Pay to Stay” program will be in addition to any amounts to which Ms. Pulley may be entitled under the Company’s severance policy (which would be approximately $19,230 if Ms. Pulley’s termination had occurred as of April 30, 2010 based on one week of salary for each of her five years of service). Under the “Pay to Stay” program, “cause” means Ms. Pulley’s conviction of a felony; negligent failure to carry out her duties with the Company after she has been provided with notice of the willful failure and has been given an opportunity to cure it; insubordination; violation of company rule or policy; misconduct; job abandonment; gross negligence or resignation.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the “Pay to Stay” program letter agreement for Ms. Pulley, which has been filed as Exhibit (e)(2)(C) and is incorporated herein by reference.

Treatment of Restricted Stock

The Company has granted forfeitable Shares (the “Restricted Stock”) under the Plans to its management employees and its non-management directors. Restricted Stock vests and becomes nonforfeitable on the date of the earliest to occur of the following:

•	the date that is four (4) years for management employees and two (2) years for non-management directors after the date of grant;

•	the date of a change in control;

•	the date the participant terminates employment due to a disability; and

•	the date of the participant’s death.

The consummation of the Offer will constitute a change of control, which will result in the vesting of the Restricted Stock.

The table below sets forth the number of shares of Restricted Stock held by each executive officer as of April 30, 2010.

Executive Officer	Restricted Stock
Ronald J. Evans	166,833
Beth B. Pulley	60,000

The table below sets forth the number of shares of Restricted Stock held by each non-management director as of April 30, 2010.

Non-Management Directors	Restricted Stock
Linwood J. Bundy	26,666
Janice K. Henry	26,666
Gilbert L. Klemann, II	26,666
Patrick J. Lynch	26,666
Joseph J. Morrow	26,666
John H. Sununu	26,666

Treatment of Options

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company’s 2004 Incentive Stock Plan (the “2004 Plan”) or 2009 Incentive Stock Plan (the “2009 Plan”, and the 2004 Plan, the “Plans”) that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such unexercised portion of such Option and (ii) the excess, if any, of the Merger Consideration (to be equal to the Offer Price) over the exercise price per Share set forth in such Option, less any required withholding taxes (the “Option Cash Payment”), and as of the Effective Time shall cease to represent an option to purchase Shares, shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment.

The table below sets forth the value of the Option Cash Payment that each executive officer will realize upon the Effective Time.

Executive Officer	Option Cash Payment(1)
Ronald J. Evans	$2,282,500
Beth B. Pulley	$187,000

(1)	The dollar amount for each executive officer in the “Option Cash Payment” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying Options held immediately prior to the Effective Time. The calculations above are based on the Offer Price of $7.50 per Share.

The table below sets forth the value of the Option Cash Payment that each non-management director will realize upon the Effective Time.

Non-Management Directors	Option Cash Payment(1)
Linwood J. Bundy	$0
Janice K. Henry	$0
Gilbert L. Klemann, II	$498,223
Patrick J. Lynch	$98,000
Joseph J. Morrow	$0
John H. Sununu	$98,000

(1)	The dollar amount for each non-management director in the “Option Cash Payment” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying Options held immediately prior to the Effective Time. The calculations above are based on the Offer Price of $7.50 per Share.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Treatment of Warrants

At the date and time of the acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Acceptance Time (the “Warrants”) shall be converted into the right of the holder thereof to receive, upon exercise at any time after the Acceptance Time, a payment from Parent or Purchaser in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the amount in cash of the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Warrant, less any applicable withholding taxes (the “Warrant Cash Payment”). From and after the Acceptance Time, any Warrant shall no longer be exercisable by the former holder thereof for Shares, but shall only entitle such holder upon exercise after the Acceptance Time to the payment, if any, of the Warrant Cash Payment.

The table below sets forth the value of the Warrant Cash Payment that each director who beneficially owns Warrants will realize upon exercise of the Warrants after the Acceptance Time.

Non-Management Directors	Warrant Cash Payment(1)
Linwood J. Bundy	$345,000
Janice K. Henry	$86,250
Patrick J. Lynch	$69,000
Joseph J. Morrow	$948,750
John H. Sununu	$86,250

(1)	The dollar amount for each director who beneficially owns Warrants in the “Warrant Cash Payment” column is equal to the difference between the Offer Price and the exercise price of the relevant Warrants multiplied by the number of Shares underlying the Warrants beneficially owned immediately prior to the Acceptance Time. The calculations above are based on the Offer Price of $7.50 per Share.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Director Stock Unit Program

Non-management directors are required to defer 100% of their director fees under the Director Stock Unit Program (the “Program”). The deferred fees are converted into stock unit grants on the first day of each quarter, at the average of the fair market value for a Share for the 10 trading days before quarter end, the date the fees otherwise would be payable in cash. The Company makes a matching stock unit contribution equal to 100% of the amount deferred by the directors as of the same quarterly payment dates. Mr. Evans, who is a management director, is required to participate in the Program. Mr. Evans receives no additional cash compensation for his service as a director. The Company reduces Mr. Evans’ annual salary by the amount deferred under the Program. The Company matches deferrals by Mr. Evans with stock units at the same rate as it matches deferrals for non-management directors. Shares under the Program are eligible for delivery five calendar years following the year for which the deferral is made subject to acceleration upon the resignation or retirement of the director or a change in control. Directors may elect, at least one full year before the end of any automatic deferral period, to further defer their receipt of the Shares for at least five years. The consummation of the Offer will constitute a change of control, which will result in the acceleration of the delivery of Shares under the Program, except that Mr. Evans will receive delivery of his Shares (or if the Merger is consummated, delivery of the Merger Consideration in respect of his Shares) six months following his separation from service from the Company.

The table below sets forth the number of Shares held for the benefit of the directors under the Program as of April 30, 2010.

Directors	Director Stock Units
Linwood J. Bundy	124,302
Ronald J. Evans	124,302
Janice K. Henry	34,267
Gilbert L. Klemann, II	124,302
Patrick J. Lynch	124,302
Joseph J. Morrow	124,302
John H. Sununu	124,302

Indemnification and Insurance

Section 102(b)(7) of the DGCL authorizes the inclusion of a provision in the certificate of incorporation of a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or (iv) for any transaction from which the director receives an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers). The Company’s Restated Certificate of Incorporation, as amended (the “Certificate”), exonerates the Company’s directors from monetary liability to the fullest extent permitted by this statutory provision.

Section 145 of the DGCL authorizes a Delaware corporation to indemnify its officers, directors, employees or agents for attorneys’ fees and other expenses as well as judgments or amounts paid in settlement in civil cases. The person seeking indemnification must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation in respect to the claim made against him or her. In criminal cases, the person seeking indemnification may be indemnified for fines and costs provided that, in addition to the foregoing standard of conduct, he or she did not have a reasonable cause to believe his or her conduct was unlawful. Section 145 also permits a Delaware corporation to indemnify its directors, officers, agents and employees for expenses and attorneys’ fees (not judgments) in actions brought by or in the right of the corporation, except that it does not permit such indemnification for any claim as to which such person is adjudged to be liable to the corporation, unless the court determines otherwise. Section 145 requires a Delaware corporation to indemnify any director, officer, employee or agent of the corporation to the extent he or she has been successful on the merits or otherwise in defense of any action, lawsuit or proceeding, or in defense of any claim, issue or matter therein, for expenses, including attorneys’ fees, actually and reasonably incurred in connection with that defense.

In addition to such rights as they may be provided by law, the Certificate and the Company’s Amended and Restated Bylaws (the “Bylaws”) provide broad indemnification rights to directors, officers, employees and agents of the Company and its subsidiaries with respect to various civil and criminal liabilities and losses which may be incurred by such director, officer, agent or employee pursuant to any pending or threatened litigation or other proceedings, to the fullest extent permitted under the DGCL. The Company is also obligated under the Certificate and the Bylaws to advance payment of expenses incurred by directors, officers, employees and agents of the Company or its subsidiaries which are incurred by any such person in defending a proceeding brought by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or its subsidiaries, provided that he or she provides an undertaking to the Company to repay any such advances if it is ultimately determined that he or she is not entitled to indemnification. Any amendment or other modification to the Certificate or Bylaws which limits or otherwise adversely affects the rights to indemnification currently provided shall apply only to proceedings based upon actions and events occurring after such amendment and delivery of notice thereof to the indemnified parties.

The Company has entered into separate indemnification agreements with each of its directors, whereby the Company has agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. These agreements may not be abrogated by action of the stockholders. The foregoing summary of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the indemnification agreements, a form which has been filed as Exhibit (e)(3) to this Schedule and is incorporated herein by reference.

The Company has a standard policy of directors’ and officers’ liability insurance covering directors, officers, employees and agents of the Company and its subsidiaries with respect to liabilities incurred as a result of their service in such capacities.

The Merger Agreement provides that for a period of 6 years from and after the Effective Time, Parent shall (or shall cause the Surviving Corporation to) provide indemnification and exculpation for each person who is now or has been prior to the date of the Merger Agreement or who becomes prior to the Effective Time an employee, officer or director of the Company or any of its subsidiaries or any fiduciary under certain employment and employee benefit plans of the Company (the “Indemnified Persons”) to the same extent such persons are indemnified as of March 31, 2010 by the Company or its subsidiaries pursuant to applicable law, the charter documents of the Company and its subsidiaries and any indemnification agreements in existence as of March 31, 2010 and identified in a schedule to the Merger Agreement.

For a period of 6 years after the Effective Time, Parent shall (or shall cause the Surviving Corporation to) either (i) maintain the current policy of the Company’s directors’ and officers’ fiduciary liability insurance (the “D&O Insurance”) covering acts or omissions prior to the Effective Time with the respect to the Indemnified Persons or (ii) if substantially similar coverage is not available from the Company’s current insurance carrier, obtain the best available coverage for such persons from another carrier with the same or better credit rating as the Company’s current carrier. Notwithstanding the foregoing, the Company may, after prior consultation with Purchaser, obtain a prepaid directors’ and officers’ liability insurance policy covering acts and omissions at or prior to the Effective Time with respect to the Indemnified Parties that is no less favorable to such indemnified persons than those of the D&O Insurance, in which case the Parent’s obligations to maintain the D&O Insurance or obtain similar coverage shall be deemed satisfied. In accordance with the Merger Agreement, Parent will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the current annual premium.

The foregoing summary of the indemnification of employees, officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement (1) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (3) will not survive consummation of the Merger, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (6) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a confidentiality agreement, dated as of July 22, 2008 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, the Company and Parent agreed, subject to certain exceptions, to keep confidential for a period of two years any non-public information concerning the other party and to refrain for one year from acquiring or seeking to acquire the other parties’ assets, business or securities. On February 3, 2010, the Parent and the Company amended the Confidentiality Agreement to renew the applicability of such standstill provisions until July 22, 2010. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and the Amendment to Confidentiality Agreement, which have been filed as Exhibits (e)(4)(A) and (e)(4)(B) to this Schedule and are incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser is entitled to designate directors to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding. The Company has agreed, upon Purchaser’s reasonable request, to promptly increase the size of the Company Board and use its commercially reasonable efforts to secure resignations of such number of its incumbent directors, and to cause Purchaser’s designees to be elected or appointed to the Company Board at such time. The Company shall also cause the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage as is on the Company Board of (i) each committee of the Company Board and (ii) each board of directors of each subsidiary of the Company.

Until the Effective Time, the Company Board will have at least 2 directors who were directors of the Company on March 31, 2010 and who were not officers of the Company and who are independent directors for purposes of the applicable listing and corporate governance rules and regulations of NASDAQ (the “Continuing Directors”). However, if the number of Continuing Directors is reduced below 2 for any reason, the remaining Continuing Director shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate 2 persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there is at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the Company Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are to the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement shall require the concurrence of both of the Continuing Directors (or of the sole Continuing Director if there is only 1 Continuing Director).

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement and as a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser have entered into a Stockholders Agreement, dated as of March 31, 2010 (the “Stockholders Agreement”), with the directors of the Company and certain trusts for the benefit of their families, pursuant to which each director and trust, in his or her capacity as a stockholder of the Company, has agreed, subject to the terms and conditions of the Stockholders Agreement, to, among other things, (1) tender their Shares in the Offer, (2) provide Purchaser with an option to purchase any Shares held by such stockholders that are not tendered in the Offer (including any Shares that are issuable upon exercise of options, that are held in trust pursuant to the Company’s Director Stock Unit Program or that constitute restricted shares), (3) vote their Shares in favor of the Merger, and (4) refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Merger. The directors and trusts also granted Purchaser a proxy to vote any Shares held by such individuals in favor of the Merger. The Stockholders Agreement will terminate upon the earlier to occur of (A) the effective time of the Merger, (B) the termination of the Merger Agreement in accordance with its terms or (C) the closing of the exercise of the option described in clause (2) above or the expiration of the option described in clause (2) above, whichever occurs earlier. The obligations in the Stockholders Agreement are obligations of the directors solely in their capacities as stockholders of the Company, and nothing in the Stockholders Agreement limits or restricts in any manner the discharge of the signatories’ fiduciary duties as directors and/or officers of the Company.

The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a form of which is attached as Exhibit A to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the Company Board

The Company Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

After careful consideration by the Company Board, including a thorough review of the Offer with the assistance of its legal advisors and the Company’s senior management and financial advisor, at a meeting held on March 31, 2010, the Company Board:

(i)    determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders;

(ii)   approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

(iii)  recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

A letter to the Company’s stockholders communicating the Company Board’s recommendation has been filed herewith as Exhibit (a)(2) and is incorporated herein by reference. A copy of a press release issued by the Company, dated April 1, 2010, announcing the execution of the Merger Agreement, has been filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

(b) Background of the Transaction

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

As part of its ongoing evaluation of the business, the Company Board has regularly met with Company management to discuss and review possible strategic directions for the Company in light of its financial performance, developments in the industry, and the competitive markets in which it operates. These meetings have also addressed, from time to time, possible strategic and restructuring alternatives, including acquisitions, a sale or strategic merger of the Company, the closing or sale of certain assets or subsidiaries of the Company, capital formation or other investment transactions, and continuing operations as a standalone business.

The Company and Parent first discussed a potential transaction between the companies in the fall of 1995. Discussions between the two companies with respect to a potential transaction have continued off and on since that time. During that time, the Company has had a number of informal exploratory discussions with others regarding the possibility of a business combination or acquisition transaction.

Most recently, from July 17, 2008 through August 25, 2008, the Company and Parent discussed a potential merger or acquisition of the Company by Parent as outlined below.

On July 22, 2008, the Company and Parent entered into the Confidentiality Agreement in anticipation of the Parent’s evaluation of a potential acquisition of the Company.

On July 23, 2008, Parent sent an outline to the Company containing Parent’s proposed terms and conditions of a potential merger of the Company with and into an affiliate of the Parent (the “Outline of Terms”).

On August 6, 2008, Mr. Evans and Joseph J. Morrow met with David H. Dingus, the President and Chief Executive Officer of Parent, to discuss this proposed merger.

On August 25, 2008, the Company formally rejected Parent’s proposed terms and conditions set out in the Outline of Terms because the Company did not believe that the proposed terms and conditions were in the best interest of the Company and its stockholders. Parent notified the Company that the Parent was unwilling to proceed with a proposed merger on alternative terms proposed by the Company. Based on the foregoing, the Company and Parent amicably terminated discussions regarding the proposed merger.

On May 30, 2009, the Company engaged Stephens Inc. (“Stephens”), to explore strategic alternatives based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm.

On January 21, 2010, Mr. Dingus contacted Mr. Evans via e-mail and expressed an interest in a possible acquisition of the Company by the Parent, in which Parent would purchase the Shares for a purchase price consisting solely of cash. Mr. Evans called Mr. Dingus later in the day and the two discussed the possibility of such an acquisition.

On January 29, 2010, the Board of Directors of the Company held a meeting where Parent’s proposal was discussed. At the meeting, the Company Board authorized further discussion with Parent regarding a potential acquisition of the Company by Parent.

On January 29, 2010, Mr. Dingus called Mr. Evans and indicated that Parent was interested in discussing a possible acquisition in which Parent would purchase the Shares for $7.50 per Share. Mr. Dingus and Mr. Evans agreed that they would consult the Boards of Directors of their respective companies regarding such an acquisition.

On February 2, 2010, the Company retained Chadbourne & Parke LLP (“Chadbourne”) as its legal advisor with respect to a potential acquisition of the Company by Parent.

On February 2, 2010, the Board of Directors of the Company held a meeting at which representatives of Stephens and Chadbourne were present, where Parent’s proposal was discussed. At the meeting, the Company Board authorized further discussion with Parent regarding a potential acquisition of the Company by Parent.

On February 2, 2010, Mr. Evans notified Mr. Dingus that the Company Board desired to proceed further with discussions regarding a potential acquisition of the Company by Parent.

On February 3, 2010, the Company and Parent amended the Confidentiality Agreement to renew the applicability of the standstill provisions contained in the Confidentiality Agreement until July 22, 2010.

On February 4, 2010, Chadbourne held a brief phone call with Kelly Hart & Hallman LLP, legal counsel to Parent and Purchaser (“KHH”). During this call, Chadbourne and KHH discussed the possible structure of a transaction between the Company and Parent as a cash tender offer by a subsidiary of Parent followed by a merger of such subsidiary with and into the Company, with the Company as the surviving entity. Chadbourne and KHH agreed to consult with their respective clients regarding whether such a transaction structure would be acceptable. In addition, Chadbourne advised KHH that the Company Board would require any merger agreement to contain a “go-shop” provision permitting the Company to actively solicit other offers and a “fiduciary out,” whereby the Board of Directors could recommend that the Company’s stockholders tender their shares in a tender offer commenced by a competing buyer if the directors’ fiduciary duties to the stockholders required them to do so.

From February 9, 2010 through February 26, 2010, Chadbourne and KHH discussed with each other and their respective clients and negotiated a non-binding term sheet setting out the proposed general terms and conditions of the Merger Agreement. During this time, Chadbourne, KHH, the Company and Parent negotiated whether the Merger Agreement would contain a “go-shop” provision, which would allow the Company to solicit other potential acquirers during the period of 30 days following the signing of the Merger Agreement, and the rights that the Parent would have to match any superior offer from such an acquirer.

On February 19, 2010, the Board of Directors of the Company held a meeting at which representatives of Stephens and Chadbourne were present, where the status of the negotiations with Parent was discussed.

On February 22, 2010, Chadbourne provided KHH with initial confidential diligence materials.

From February 23, 2010 through March 31, 2010, SCS Engineers conducted an environmental due diligence review of the Company on behalf of the Parent.

On February 26, 2010, Stephens arranged for representatives of the Parent, KHH and BDO Seidman LLP, the Parent’s independent financial auditors and its accounting advisor with respect to the Offer and the Merger (“BDO”), to have access to an electronic data room created and maintained by Stephens for the potential transaction between the Company and the Parent.

From February 26, 2010 through March 31, 2010, representatives of the Parent, KHH and BDO reviewed diligence materials posted in the electronic data room in the course of the Parent’s due diligence review of the Company.

On March 2, 2010, Chadbourne confirmed to KHH that representatives from BDO were permitted to contact the Company’s independent financial auditors with respect to the audit of the Company’s financial statements for the Company’s 2009 fiscal year.

From March 11, 2010 through March 30, 2010, representatives of BDO met and corresponded with representatives of the Company’s independent financial auditors regarding their audit of the Company’s financial statements for the Company’s 2009 fiscal year.

From March 8, 2010 through March 26, 2010, Chadbourne and KHH exchanged drafts of the Merger Agreement and Stockholders Agreement, discussed them with their respective clients and held conference calls discussing requested revisions to these agreements. In particular, representatives of Chadbourne and KHH discussed the no-solicitation provision of the Merger Agreement and the events triggering the Company’s obligation to pay Parent a “break up fee.” The drafts were also reviewed by the Company and Parent during this time.

On March 22, 2010 and March 25, 2010, the Board of Directors of the Company held meetings at which representatives of Stephens and Chadbourne were present, where the status of the negotiations with Parent was discussed.

On March 29, 2010, representatives of the Company, Chadbourne, KHH and Chartis Insurance held a conference call to discuss various environmental matters regarding certain of the Company’s operating sites.

On March 29, 2010, Chadbourne sent KHH a revised draft of the Merger Agreement containing the Company’s and Chadbourne’s additional comments on behalf of the Company. KHH subsequently suggested a minor revision to Chadbourne’s draft, which was accepted.

On March 29, 2010, Chadbourne sent KHH a draft of the disclosure schedules to the Merger Agreement that had been prepared by the Company.

On March 30, 2010, representatives of Chadbourne and KHH held a conference call to discuss the disclosure schedules and a further revision to the Stockholders Agreement. Chadbourne subsequently sent KHH a revised draft of the disclosure schedules that incorporated KHH’s comments to the previous draft of the disclosure schedules and a revised draft of the Stockholders Agreement containing the revisions agreed in the March 30 conference call.

On March 31, 2010, the Board of Directors of the Company held a meeting at which representatives of Stephens and Chadbourne were present to consider the proposed transaction. Mr. Evans and Chadbourne reported upon the negotiations with respect to the proposed transaction. Stephens and Chadbourne reviewed the principal terms of the proposed transaction with Parent and Stephens presented its financial analysis regarding the proposed transaction and delivered to the Company Board its oral opinion, later confirmed in writing, to the effect that, as of March 31, 2010 and based upon and subject to the assumptions, procedures, factors, limitations, and qualifications set forth in the opinion, the $7.50 per Share in cash to be received by the Company’s stockholders (other than Parent or its affiliates) was fair, from a financial point of view, to the Company’s stockholders. During the course of the presentation Stephens responded to questions from the Company Board confirming or clarifying their understanding of the analyses performed and opinion rendered by Stephens.

After discussion regarding the terms of the transactions contemplated by the Merger Agreement, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, (ii) duly approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement, and approve the Merger.

The Company Board designated a special committee of the Board of Directors (the “Committee”), comprised of John H. Sununu (Chair), Mr. Evans, Gilbert L. Klemann, II and Joseph J. Morrow, to oversee and monitor the solicitation and negotiation of acquisition proposals from third parties during the “go-shop” process as set forth in the Merger Agreement.

The boards of directors of Parent and Purchaser reviewed the proposed Merger Agreement and approved the Merger Agreement and the transactions contemplated therein on March 31, 2010.

On March 31, 2010, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and the directors of the Company, Parent and Purchaser executed and delivered the Stockholders Agreement. The Company issued a press release before the opening of the U.S. stock markets on April 1, 2010 announcing the transaction.

Beginning on April 1, 2010, at the instruction and under the supervision of the Committee, Stephens contacted 50 potential bidders, which consisted of 11 strategic parties and 39 financial parties, to determine their level of interest in exploring an acquisition of the Company. The strategic parties were identified based on the industries in which such parties participate. The financial parties were identified based on current or historical investment in an industrial business, previously expressed interest or expertise in the industrial sector and size of the private equity fund. Those potential bidders who responded favorably were required to execute a confidentiality and standstill agreement prior to receiving certain information regarding the Company.

Over the following weeks, the Company entered into 3 confidentiality and standstill agreements with potential bidders, and those potential bidders were granted access to confidential legal and financial information regarding the Company contained in an electronic data room. None of the potential acquirers submitted an indication of interest during the “go shop” period and, to the knowledge of the Committee and its advisors, each has ceased further review of a potential acquisition of the Company. During the “go shop” period, Stephens continued to encourage other parties to explore a transaction and updated the Committee on a regular basis regarding the status of the solicitation. The reasons cited by the potential acquirers for declining to pursue or explore an acquisition of the Company included, among others, the high per Share price being paid by Parent in the Offer and Merger and the potential acquirer’s own differing strategic focus.

Periodically throughout the “go shop” process, the Board and the Committee held telephonic meetings with Company management, Stephens and Chadbourne, during which Stephens provided updates on the status of “go shop” activities.

On April 30, 2010, the “go shop” period terminated without submission of an alternative acquisition proposal to the Committee.

(c) Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management, Stephens and Chadbourne, and, in the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger, the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation.

The Company Board considered certain factors and benefits, including:

•	the $7.50 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 34.9% premium over the closing price of the Shares on March 31, 2010, the last trading day before the Company signed the Merger Agreement and a 42.6% premium over the weighted average closing price of the Shares over the 30 trading days ended on March 31, 2010;

•	the Company Board’s belief that $7.50 per Share in cash to be received by the Company’s stockholders in the Offer and the Merger represented the best price available;

•	that, with the assistance of Company senior management, Stephens and Chadbourne, the Company Board had evaluated a broad range of potential strategic alternatives, including (i) continuing the Company on a standalone basis and (ii) the potential external growth through acquisition;

•	the Company Board’s belief that each of the possible strategic alternatives to the Offer and the Merger that had been evaluated would be less favorable to the Company’s stockholders;

•	that the Company would have the opportunity to conduct, with the assistance of Stephens, a “go shop” process for 30 days following the date of the Merger Agreement to solicit a superior alternative transaction for the Company’s stockholders, if available, or confirm the advisability of the Offer and the Merger and that the Company could continue discussions with a Go-Shop Party (as defined in the Merger Agreement) with whom it was negotiating at the end of the go-shop period;

•	the financial presentation to the Company Board, dated March 31, 2010, of Stephens and the written opinion, dated March 31, 2010, of Stephens to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the consideration to be paid to holders (other than Parent or its affiliates) of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Stephens Inc.” The full text of the written opinion of Stephens, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Stephens in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference;

•	that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders;

•	the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that the Company would face if it were to remain an independent public company, which risks and uncertainties include the risk factors described in the Company’s filings with the SEC;

•	its belief that the Offer and the Merger could be completed relatively quickly and in an orderly manner, in light of the scope of the conditions to completion;

•	the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, and the specified limited ability of the parties to terminate the Merger Agreement;

•	the fact that neither the Offer nor the Merger is subject to a financing condition;

•	the fact that the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of Parent and, in the Company Board’s judgment, are likely to be satisfied;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to change its recommendation or terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is not a Go-Shop Party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $3 million termination fee (inclusive of expenses);

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is a Go-Shop Party that is a Superior Proposal upon the payment to Parent of a $2 million termination fee (inclusive of expenses);

•	the Company’s belief, after consulting with Stephens and Chadbourne, that such termination fees were reasonable in the context of break-up fees that were payable in other comparable transactions;

•	the consummation of the Offer being conditioned on the Minimum Condition, which entails the tender in the Offer of at least two-thirds of the Shares outstanding on a fully diluted basis at the Expiration Date and which, if satisfied, would demonstrate strong support for the Offer and the Merger by the Company’s stockholders;

•	Parent’s financial condition and its ability to complete the Offer and the Merger;

•	the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the cash-out Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as is paid in the Offer; and

•	the availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals following the “go shop” period;

•	the fact that the Company must pay Parent a termination fee of $3 million (inclusive of expenses) or $2 million (inclusive of expenses) if the Company terminates the Merger Agreement in certain circumstances;

•	the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated under certain limited circumstances, affect the Company’s ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed;

•	the risk that the Offer may not receive the requisite tenders from the Company’s stockholders and therefore may not be consummated;

•	the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the consummation of the Offer and the Merger will entitle Mr. Evans and Ms. Pulley to certain payments pursuant to Mr. Evans’ Executive Employment Agreement and the Company “Pay to Stay” Program, respectively, both of which are described in Item 3 above; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Company Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

(d) Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than (x) Restricted Stock, (y) Shares, if any, that such person may have an unexercised right to purchase by exercising Options and Warrants or (z) Shares held for the benefit of the directors under the Program (for a description of the treatment of Restricted Stock, Options, Warrants and Shares held for the benefit of the directors under the Program in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and approval of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(e) Opinion of Stephens Inc.

Stephens was retained to explore strategic alternatives and, in such capacity, acted as the financial advisor to the Company, which exploration ultimately included the proposed transactions with Parent and Purchaser, as set forth in the Merger Agreement. As part of its engagement, the Company requested the opinion of Stephens as to the fairness, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates) of the $7.50 per Share cash consideration to be received by the Company stockholders (other than Parent and its affiliates) in the Offer and the Merger. On March 31, 2010, Stephens delivered its oral opinion to the Company Board and subsequently confirmed in a written opinion, dated March 31, 2010, that, as of that date and based upon and subject to the assumptions, procedures, factors, limitations and qualifications stated in its opinion, the $7.50 per Share cash consideration to be received by Company stockholders (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such Company stockholders.

Stephens provided the opinion described above for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The terms of the Merger Agreement, including the amount and form of the consideration payable in the Offer and the Merger, were determined through negotiations between the Company and Parent, and were approved by the Company Board. Stephens has consented to the inclusion in this Schedule of its opinion and the description of its opinion appearing under this subheading “Opinion of Stephens Inc.”.

Stephens’ opinion does not address the merits of the underlying decision by the Company to engage in the Offer and the Merger, the merits of the Offer and the Merger as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Offer and the Merger. In addition, except as explicitly set forth in Stephens’ opinion, Stephens was not asked to address, and Stephens’ opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. Stephens was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of the Company. Stephens’ fairness opinion committee has approved Stephens’ opinion.

In connection with its opinion, Stephens has:

•	analyzed certain publicly available financial statements and reports regarding the Company;

•	analyzed certain internal financial statements and other financial and operating data (including the 2010 financial budget) concerning the Company prepared by the management of the Company;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

•	reviewed the March 30, 2010 draft of the Agreement and Plan of Merger and related documents;

•	discussed with management of the Company the operations of and future business prospects for the Company;

•	assisted in the Company Board’s deliberations regarding the material terms of the Offer and the Merger and in the Company’s negotiations with Parent; and

•	performed such other analyses and provided such other services as Stephens has deemed appropriate.

As described in this Schedule under the subsection titled “Background of the Transaction”, subsequent to rendering its opinion and following the public announcement of the Offer and the Merger, at the direction of the Company Board, Stephens aggressively solicited the interest of third parties in a possible business combination transaction with the Company in accordance with the terms of the Merger Agreement.

In rendering its opinion, Stephens relied on the accuracy and completeness of the information and financial data provided to it by the Company and of the other information reviewed by it in connection with the preparation of its opinion, and Stephens’ opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The management of the Company has assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Parent, and it has not been furnished with any such evaluations or appraisals; nor has it evaluated the solvency or fair value of the Company or the Parent under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the fiscal 2010 financial budget prepared by the management of the Company Stephens has assumed that such financial budget has been reasonably prepared and reflected the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Stephens has also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with the Company Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by Stephens in this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens.

Premium Analysis.  Stephens analyzed the consideration to be received by holders of the Company’s Common Stock pursuant to the Merger Agreement in relation to the closing price of its Common Stock on March 29, 2010, the average closing prices of its Common Stock for the 10-day and 30-day trading periods ended March 29, 2010, and the 52-week high closing price of its Common Stock.

This analysis indicated that the price per share to be paid to the holders of shares of the Company’s Common Stock pursuant to the Merger Agreement represented a premium of:

•	33.7% based on the closing stock price on March 29, 2010, of $5.61 per Share

•	37.7% based on the 10-day average closing price of $5.45 per Share

•	43.2% based on the 30-day average closing price of $5.24 per Share

•	1.4% based on the 52-week high closing price of $7.40 per Share

Implied Transaction Multiples.  Stephens calculated select implied transaction multiples for the Company based upon the Offer and financial information provided by Company management.

Stephens calculated an implied equity value by multiplying $7.50 by the sum of the values of all shares of Common Stock, assuming the exercise of all in-the-money Options, Restricted Stock and Warrants outstanding, less the proceeds from such exercise. Stephens then calculated an implied enterprise value based on the implied equity value plus (1) indebtedness, minus (2) cash, cash equivalents and marketable securities (“Enterprise Value”). As used in this description of Stephens’ financial analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, “EBIT” means earnings before interest and taxes and “EPS” means earnings per share.

The results of these analyses are summarized in the table below:

Enterprise Value to:	Multiple
FY 2009 Revenue	1.5	x
FY 2010 Revenue Estimate	1.5	x
FY 2009 EBITDA	6.2	x
FY 2010 EBITDA Estimate	7.1	x
FY 2009 EBIT	7.8	x
FY 2010 EBIT Estimate	9.4	x

Offer Price to:	Multiple
FY 2009 EPS	12.8	x
FY 2010 EPS Estimate	18.0	x

Comparable Companies Analysis.  Stephens analyzed the public market statistics of certain comparable companies to the Company and examined various trading statistics and information relating to those companies. As part of this comparable companies analysis, Stephens examined market multiples for each company including:

•	the multiple of Enterprise Value to calendar 2009 and estimated calendar 2010 EBITDA; and

•	the multiple of Equity Value to calendar 2009 and estimated calendar 2010 Net Income.

Stephens selected the companies below because their businesses and operating profiles are reasonably similar to the Company. No selected company identified below is identical to the Company. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of those selected companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

In choosing similar companies to analyze, Stephens selected the following companies:

•	AZZ incorporated

•	Hill & Smith Holdings PLC

•	Valmont Industries Inc. (pro forma for Delta acquisition)

The following table summarizes the results from the analysis of trading multiples of these selected companies:

	North American Galvanizing (based on $7.50 Offer Price)		Median Selected Companies (based on 3/29/10 closing price)
Enterprise Value to:
2009 EBITDA	6.2	x	5.8	x
2010 EBITDA Estimate	7.1	x	5.2	x

Equity Value to:
2009 Net Income	12.8	x	10.8	x
2010 Net Income Estimate	18.0	x	11.9	x

Based on this analysis, Stephens derived a range for the implied value per Share of the Company’s Common Stock of $5.50 to $7.26. Stephens noted that the merger consideration of $7.50 per Share for the Company’s Common Stock was above the upper limit of the range.

Comparable Transactions Analysis.  Stephens compared the foregoing calculations to similar calculations for selected industrial acquisitions announced since January 1, 2005. The following transactions were reviewed by Stephens (in each case, the first named company was the acquirer and the second named company was the acquired company):

•  Valmont Industries, Inc. / Delta plc

•	Sherwin Williams / Sayerlock

•	Insituform Technologies / The Bayou Companies

•	Fujichem, Inc. / Red Spot Paint & Varnish Co., Inc.

•	AZZ incorporated / AAA Industries, Inc.

•	Steel Dynamics / The Techs Holdings, Inc.

•	Duferco US Investment Corporation / Winner Steel

•	Macsteel, Inc. / Atmosphere Annealing, Inc.

•	AZZ incorporated / Witt Industries (Galvanizing Operations)

•	Hill & Smith Holdings PLC / Metnor Galvanizing

Stephens considered these selected merger transactions to be reasonably similar, but not identical, to the Merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected merger transactions and other factors that could affect the premiums paid in those selected transactions to which the Merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

For the selected merger transactions listed above, Stephens used publicly available financial information to determine:

•	the multiple of the Enterprise Value to last-twelve-months Revenue; and

•	the multiple of the Enterprise Value to last-twelve-months EBITDA.

	North American Galvanizing		Median Selected Companies
Enterprise Value to:
LTM Revenue	1.5	x	0.8	x
LTM EBITDA	6.2	x	6.9	x

In addition, Stephens computed the median of the ranges of the multiples in these selected transactions. This analysis suggested an implied value range of approximately $4.55 to $8.26 per Share of the Company’s Common Stock. Stephens noted that the merger consideration of $7.50 per Share for the Company’s Common Stock was within the range.

Premiums Paid Analysis.  Stephens performed a premiums paid analysis based upon the premiums paid in 70 precedent public merger and acquisition transactions. The transactions utilized in this analysis were completed between January 1, 2008 and March 29, 2010 and involved domestic targets with pre-deal market capitalization between $50 and $500 million, last-twelve-months EBITDA between $0 and $100 million and each contemplated purchase by the acquiror of 100% ownership of the target. The analysis excluded targets in the oil, gas and consumable fuels, banking and real estate industries. In the premiums paid analysis, Stephens analyzed the premiums paid based on (i) the closing stock price of the target one day prior to announcement of the transaction; (ii) the average of the closing stock prices of the target for the 10 trading days prior to announcement of the transaction; and (iii) the average of the closing stock prices of the target for the 30 trading days prior to announcement of the transaction. Stephens calculated the cumulative percentage of the examined transactions completed where the premium paid was less than 10%, 20%, 30%, 40%, 50%, 60%, 70%, 80%, 90% and 150%, respectively. The results of this analysis are set forth below:

	Premiums by Range as % of Total Transactions:
Premium:	1 Day	10-Day Avg.	30-Day Avg.
Less than 10%	14.3%	11.4%	4.3%
Less than 20%	28.6%	27.1%	28.6%
Less than 30%	51.4%	44.3%	40.0%
Less than 40%	65.7%	60.0%	65.7%
Less than 50%	78.6%	78.6%	77.1%
Less than 60%	87.1%	88.6%	88.6%
Less than 70%	92.9%	90.0%	90.0%
Less than 80%	92.9%	90.0%	91.4%
Less than 90%	92.9%	94.3%	95.7%
Less than 150%	100.0%	100.0%	100.0%

Stephens noted that the Offer Price represented a premium of 33.7% over the closing Share price of the Company on March 29, 2010, a premium of 37.7% over the average of the closing Share prices of the 10 trading days prior to March 29, 2010 and a premium of 43.2% over the average of the closing Share prices of the 30 trading days prior to March 29, 2010.

Historical Trading Analysis.  Stephens analyzed the historical daily closing prices per Share of the Company’s Common Stock for the one-year period ending March 29, 2010. Stephens noted that during this period, the 52-week low and high closing prices per Share of the Company’s Common Stock were $2.97 and $7.40, respectively. Stephens further noted that the merger consideration of $7.50 per Share for the Company’s Common Stock was above the upper end of the 52-week range for the closing prices per Share of the Company’s Common Stock for the one-year period ended March 29, 2010. Additionally, Stephens reviewed the trading ranges over the previous 90-day and 30-day periods and noted that the Company’s Common Stock traded within a range of $4.61 to $5.68 and $4.82 to $5.68 over each period, respectively, which, in each case, is below the proposed Offer Price.

As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens is familiar with the Company and the Parent and regularly provides investment banking services to the Company. During the two years preceding March 31, 2010, Stephens provided investment banking services to the Company in connection with its 2009 subordinated debt capital raise and in connection with its consideration of other strategic alternatives, and Stephens has received investment banking revenues from the Company. Stephens expects to pursue future investment banking services assignments from participants in the Offer and the Merger. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Offer and the Merger.

The Company retained Stephens based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated March 30, 2009, a fee of $400,000 became payable to Stephens upon delivery of its opinion. Under the terms of the March 30, 2009 letter agreement, Stephens will be entitled to receive an additional fee of approximately $1.2 million upon consummation of the Merger. In addition, pursuant to the March 30, 2009 letter agreement, the Company has paid Stephens a one-time retainer fee of $50,000 for investment banking services rendered in connection with the Company’s analysis of its various strategic and financial options. The Company has also agreed to reimburse Stephens for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify Stephens against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained Stephens based on its qualifications and expertise and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated March 30, 2009, a fee of $400,000 became payable to Stephens upon delivery of its opinion. Under the terms of the March 30, 2009 letter agreement, Stephens will be entitled to receive an additional fee of approximately $1.2 million upon consummation of the Merger. In addition, pursuant to the March 30, 2009 letter agreement, the Company has paid Stephens a one-time retainer fee of $50,000 for investment banking services rendered in connection with the Company’s analysis of its various strategic and financial options. The Company has also agreed to reimburse Stephens for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify Stephens against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws. In the past, Stephens has provided services to the Company unrelated to the Offer and the Merger, in connection with its 2009 subordinated debt capital raise and in connection with its consideration of other strategic alternatives.

Neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as set forth below no transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company:

On April 1, 2010, each of the directors of the Company received 4,529 stock units pursuant to the Program, which amount represents their quarterly director fee plus the Company match amount.

Each of the directors of the Company, in his or her capacity as a stockholder of the Company, entered into the Stockholders Agreement. The summary of the Stockholders Agreement contained in Item 3 above is incorporated herein by reference. Such summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a form of which is attached as Exhibit A to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), upon the terms and subject to the conditions set forth in the Merger Agreement (including the Purchaser owning after the completion of the Offer at least 80% but less than 90% of all outstanding Shares), to purchase from the Company, at a price per share equal to the Offer Price, an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of shares that, when added to (x) the number of Shares then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has direct or indirect sole voting power and (y) the number of Shares that are issuable upon exercise of options, that are held in trust pursuant to the Company’s Director Stock Unit Program or that constitute restricted shares, in each case whose holders have executed the Stockholders’ Agreement, constitutes at least one Share more than 90% of the Shares then outstanding on a fully diluted basis. However, in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares.

The Top-Up Option is exercisable only once and will terminate upon the earlier of (x) the fifth business day after the later of (1) the expiration date of the Offer and (2) the expiration date of any subsequent offering period, and (y) the termination of the Merger Agreement in accordance with its terms. Purchaser must provide the Company with notice of its intention to exercise the Top-Up Option and may pay the Company the purchase price either entirely in cash or, at its election, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any such promissory note will bear interest at a market rate of interest per annum, payable in arrears at the end of one year, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty, in whole or in part.

The obligation of the Company to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) upon exercise of the Top-Up Option, the number of Shares owned by Parent, Purchaser and their affiliates will constitute 1 Share more than the short form merger threshold; and (c) Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because Parent and Purchaser’s ownership would represent at least two-thirds of the voting power of all Shares entitled to vote at such a meeting and required, pursuant to the Certificate, to consummate the Merger. However, in order to effect a “short-form” merger, the Certificate would have to be amended to remove Article Tenth thereof (which requires that certain business combinations be approved by two-thirds of the Company’s directors and at a special meeting by two-thirds of the Company’s stockholders). Following the acquisition of 90% or more of the Shares, Purchaser would be able to amend the Certificate without a vote of any other stockholder of Company. The Company has agreed to call and convene a special meeting of its stockholders as promptly as practicable after the Purchaser acquires 90% or more of the Shares for the purpose of amending the Certificate, to effect the amendment promptly after the meeting and to effect the Merger pursuant to the “short-form” merger provisions of the DGCL promptly after the amendment is effected.

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Article Tenth of the Certificate requires a higher vote than that would be required under Delaware law for certain business combinations described therein. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement. The Company has also taken action to comply with the requirement in Article Tenth of the Certificate that the Merger be approved by two-thirds of the Company’s directors.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and Merger.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares on a fully diluted basis, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL. As described above, in order to effect a “short-form” merger, the Certificate would have to be amended to remove Article Tenth thereof. Following the acquisition of 90% or more of the Shares, Purchaser would be able to amend the Certificate without a vote of any other stockholder of Company. The Company has agreed to call and convene a special meeting of its stockholders as promptly as practicable after the Purchaser acquires 90% or more of the Shares for the purpose of amending the Certificate, to effect the amendment promptly after the meeting and to effect the Merger pursuant to the “short-form” merger provisions of the DGCL promptly after the amendment is effected.

Stockholders’ Meeting

If approval of the Company’s stockholders is required under applicable law or the Certificate in order to consummate the Merger, the Company will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a special stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of two-thirds of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above. The Information Statement is attached hereto as Annex I and is incorporated herein by reference.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 15, 2010. The waiting period in connection with the purchase of Shares in the Offer and the Merger was terminated early on April 23, 2010. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

The Company does not believe that any foreign regulatory approvals are required in connection with the consummation of the Offer or the Merger.

Litigation

On April 13, 2010, Morris Akerman, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Akerman v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5407-CC. On April 16, 2010, Gerald Beddow, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Beddow v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5420-VCL. On April 16, 2010, Barbara Gibbs, a purported stockholder of the Company, filed a putative class action complaint in the County Court for Rogers County, Oklahoma on behalf of herself and all other similarly situated stockholders of the Company, captioned Gibbs v. North American Galvanizing & Coatings, Inc., et al., Case No. CJ-2010-308. On April 20, 2010, Richard Devivo, a purported stockholder of the Company, filed a putative class action complaint in the District Court for Tulsa County, Oklahoma on behalf of himself and all other similarly situated stockholders of the Company, captioned Devivo v. Morrow, et al., Case No. 2010-02551. On May 5, 2010, Carlos Dorta, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Dorta v. Morrow, et al., C.A. No. 5461.

The stockholder complaints purport to assert claims against the Company, the board of directors of the Company, Parent, and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer to Purchase. Among other things, the complaints allege that the Company is being sold at an unfair price. Among other relief, plaintiffs in each of these actions seek an order enjoining defendants from proceeding with the Merger Agreement, as well as rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions.

While the lawsuits are in the preliminary stages, the Company believes that they are entirely without merit and intends to defend against them vigorously.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 7, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on May 7, 2010 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(1)(E)*	Opinion of Stephens Inc. dated March 31, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(1)(F)	Press release issued by Parent on April 1, 2010. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(G)	Form of summary advertisement, published May 7, 2010. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(H)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(1)(J)	Press release issued by Parent on May 7, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(2)*	Letter to Stockholders from the Non-Executive Chairman of the Board and the President and Chief Executive Officer of the Company, dated May 7, 2010.
(a)(3)
Press Release dated April 1, 2010 of the Company regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 5, 2010).

(a)(4)*	Press Release dated May 7, 2010 of the Company regarding the launch of the Offer.
(e)(1)
Agreement and Plan of Merger, dated as March 31, 2010, by and among Parent, Purchaser and the Company (including the Form of Stockholders Agreement, dated as of March 31, 2010, by and among Parent, Purchaser and the stockholders of the Company listed therein) (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 5, 2010).

(e)(2)(A)
Executive Employment Agreement dated as of April 1, 2007 between the Company and Ronald J. Evans (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 23, 2010).

(e)(2)(B)
First Amendment to Executive Employment Agreement dated as of February 18, 2010 between the Company and Ronald J. Evans (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on February 23, 2010).

(e)(2)(C)	“Pay to Stay” Program Letter Agreement between the Company and Beth B. Pulley (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K/A filed on April 30, 2010).
(e)(3)	Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K/A filed on April 30, 2010).
(e)(4)(A)	Confidentiality Agreement, dated as of dated as of July 22, 2008, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit No.	Description
(e)(4)(B)	Amendment to Confidentiality Agreement, dated as of February 3, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(g)(1)*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex III attached to this Schedule 14D-9).

*	Filed herewith.

(THIS PAGE INTENTIONALLY LEFT BLANK)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2010	NORTH AMERICAN GALVANIZING & COATINGS, INC.

	By:	/s/ Ronald J. Evans
	Name:	Ronald J. Evans
	Title:	President and Chief Executive Officer

ANNEX I

NORTH AMERICAN GALVANIZING & COATINGS, INC.
5314 South Yale Avenue, Suite 1000
Tulsa, Oklahoma 74135
(918) 494-0964

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 7, 2010 to holders of record of the common stock, par value $0.10 per share (the “Common Stock”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Big Kettle Merger Sub, Inc., (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), for all of the issued and outstanding shares of Common Stock (the “Shares”). Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 31, 2010 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 7, 2010 to purchase for cash all outstanding Shares at a price of $7.50 per Share (such amount or any higher amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., Central Daylight Saving Time, on June 7, 2010, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2010.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-l promulgated thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PURCHASER BOARD DESIGNEES

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser is entitled to designate directors (the “Purchaser Designees”) to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding. The Company has agreed, upon Purchaser’s reasonable request, to promptly increase the size of the Company Board and use its commercially reasonable efforts to secure resignations of such number of its incumbent directors, and to cause Purchaser’s designees to be elected or appointed to the Company Board at such time. The Company shall also cause the directors elected or designated by Purchaser to the Company Board to serve on and constitute the same percentage as is on the Company Board of (i) each committee of the Company Board and (ii) each board of directors of each subsidiary of the Company.

Following the election or appointment of the Purchaser Designees and prior to the Effective Time, the Company Board will have at least 2 directors who were directors of the Company on March 31, 2010 and who were not officers of the Company and who are independent directors for purposes of the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market LLC (the “Continuing Directors”). However, if the number of Continuing Directors is reduced below 2 for any reason, the remaining Continuing Director shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate 2 persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there is at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the Company Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are to the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement shall require the concurrence of both of the Continuing Directors (or of the sole Continuing Director if there is only 1 Continuing Director).

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Purchaser as a Purchaser Designee, the name, age of the individual as of May 7, 2010, present principal occupation and employment history during the past 5 years. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o AZZ incorporated, One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76107.

None of the individuals listed below has, during the past 5 years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation and Five-Year Employment History
David H. Dingus	62	Mr. Dingus has served as Parent’s President and Chief Executive Officer since 2001, and served as Parent’s President and Chief Operating Officer from 1998 to 2001.

Dana L. Perry	61
Mr. Perry has served as Parent’s Senior Vice President of Finance, Chief Financial Officer and Secretary since 2005, and, prior to that, served as Parent’s Vice President of Finance, Chief Financial Officer and Assistant Secretary.

John V. Petro	64
Mr. Petro has served as Parent’s Senior Vice President, Electrical & Industrial Products, since 2006, and, prior to that, served as Parent’s Vice President Operations, Electrical & Industrial Products.

Clement H. Watson	63	Mr. Watson has served as Parent’s Vice President Sales, Electrical Products, since 2000.

Tim E. Pendley	48
Mr. Pendley has served as Parent’s Senior Vice President, Galvanizing Services Segment, since 2009, and, prior to that, served as Parent’s Vice President Operations, Galvanizing Services Segment, since 2004.

Richard W. Butler	44	Mr. Butler has served as Parent’s Vice President and Corporate Controller since 2004.

Name	Age	Current Principal Occupation and Five-Year Employment History
Ashok E. Kolady	36
Mr. Kolady has served as Parent’s Vice President, Business Development, since 2007. Prior to that, Mr. Kolady served in Operation, Marketing, & Business Development for Eaton Corp. from 2004 until 2007, and served as Process Improvement Lead for General Motors Corporation from 1999 until 2004.

Francis D. Quinn	44	Mr. Quinn has served as Parent’s Vice President, Human Resources since 2009. Prior to that, Mr. Quinn served as Vice President, Benefits and Compensation, for Americredit Corp. from 2004 until 2008.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.10 per share. As of the close of business on February 28, 2010, there were 16,754,943 Shares issued and 16,753,943 Shares outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS OF THE COMPANY

There are currently seven members of our Board of Directors who were elected at the 2009 Annual Meeting to serve until the 2010 annual meeting of stockholders or until their respective successors have been duly elected and qualified.

The experience and background of each of the directors are set forth below:

Linwood J. Bundy, age 68, President, Chief Executive Officer and member of the Board of Directors of Bundy, Inc., a privately-owned development, entertainment and investment company located in Iowa, since 1993. From 1978 to 1998, President and Chief Executive Officer of Iowa State Ready Mix Concrete, Inc., a privately-owned concrete company located in Ames, Iowa. Past owner, from 1986 to 1998, of Hallet Materials, a sand and gravel business in Iowa and Texas. Serves on the Board of Directors of US Bank in Ames, Iowa. Past member of the Board of Trustees of Mary Greeley Medical Center, member of the Order of the Knoll, an Iowa State University Foundation, and past member of a number of civic and professional organizations in Iowa. Served as a director of the Company since 2000. The Board believes that Mr. Bundy’s background in operations and engineering expertise and experience is valuable to the evaluation of the Company’s capital expenditure and operating plans.

Ronald J. Evans, age 61, appointed President of the Company in February 1996 and Chief Executive Officer in November 1999. Private investor from May 1995 to February 1996. From July 1989 to May 1995, Vice President and General Manager of Deltech Corporation, a privately-owned specialty chemicals producer. From January 1989 to July 1989, Vice President of Sales and Marketing for Deltech Corporation. Manager from 1976 to 1989 for Hoechst Celanese Corporation. Served as a director of the Company since 1995. The Board believes that Mr. Evans’ extensive management, operational, commercial and corporate financial experience and track record of achievement and sound judgment as demonstrated throughout his career provide valuable leadership to the Company.

Janice K. Henry, age 59, retired in June 2006 from Martin Marietta Materials, Inc., a leading producer of construction aggregates in the United States, having served as Chief Financial Officer from 1994, when the company completed its initial public offering, until June 2005. Served as Senior Vice President of Martin Marietta Materials from 1998 until her retirement in June 2006. From 2002 until March 2006, served as Treasurer of Martin Marietta Materials, Inc. She served in a consulting capacity for Martin Marietta Materials from July 2006 through June 2009. Ms. Henry currently serves as a director of Cliffs Natural Resources Inc. and is a member of the corporation of The Charles Stark Draper Laboratory, Inc. Previously served on the board of Inco Limited and as a member of the Board of Trustees of Peace College. Served as a director of the Company since February 2008. The Board believes that Mrs. Henry’s financial expertise and service on other public company boards is valuable to the Company’s fiscal control and corporate governance oversight.

Gilbert L. Klemann, II, age 59, Executive Vice President, Worldwide General Counsel and Secretary of Sotheby’s, one of the world’s largest auctioneers of authenticated fine art, antiques and decorative art, jewelry and collectibles, since February 2008. From 2001 to 2007, Senior Vice President and General Counsel of Avon Products Inc., a leading global beauty products company. During 2000, was Of Counsel to the international law firm of Chadbourne & Parke LLP, New York City. From 1991 to 1999, an Executive Officer and General Counsel of Fortune Brands, Inc. (formerly American Brands, Inc.), a producer of home and hardware products, office products, golf equipment, and spirits and wine. Prior to 1990, a partner in the law firm of Chadbourne & Parke LLP. From 2005 to 2008, served as director of Alliance One International, Inc., an independent leaf tobacco merchant company. Served as a director of the Company since 2000. The Board believes that Mr. Klemann’s experience in corporate law and business transactions is valuable to the Company’s business development and corporate governance.

Patrick J. Lynch, age 72, private investor and former Senior Vice President and Chief Financial Officer of Texaco Inc., a publicly-owned oil and petrochemicals company, from 1997 to 2001. For more than forty years, actively engaged in the business of Texaco Inc. or one of its subsidiaries or affiliated companies. Former member of the Trustees of The American Petroleum Institute, The Conference Board Financial Executives and CFO Advisory Council. Currently serves as the Chairman of the Board of Trustees for Iona College in New Rochelle, New York. From 2004 to 2008, a director and chairman of the Audit Committee of Aquila Inc., a power distribution and generation company. Served as a director of the Company and as Chairman of the Audit Committee since 2001. The Board believes that Mr. Lynch’s background in manufacturing operations and financial expertise and experience are valuable to the Company’s fiscal control and financial oversight.

Joseph J. Morrow, age 70, appointed Non-Executive Chairman of the Board in November 1999. Served as a director of Warwick Valley Telephone Company, a communication services company, as member of its compensation committee and chairman of its corporate governance and nominating committee from December 2004 through July 2007. Chairman of Proxy Services Corporation from 1992 to present. Chief Executive Officer of Proxy Services Corporation, a company providing shareholder meeting needs, from 1972 to 1992. Chief Executive Officer of Morrow & Co., LLC, a privately-owned international proxy solicitation firm, since 1972. Currently Trustee of Golfer’s in Support of the Troops, a privately funded charitable foundation. Served as a director of the Company since 1996. The Board believes that Mr. Morrow’s background in shareholder relations, corporate governance consulting and prior service on and experience with other corporate boards of directors is valuable to the Company’s strategy development and corporate governance.

John H. Sununu, age 70, President of JHS Associates, Ltd., a private consulting firm, since June 1992 and a former partner in Trinity International Partners, a private financial firm, and served as co-host of CNN’s “Crossfire,” a news/public affairs discussion program, from March 1992 until February 1998. A member of the National Academy of Engineering and the Board of Trustees for the George Bush Presidential Library Foundation. From January 1989 until March 1992, Chief of Staff to the President of the United States. Served on the Advisory Board of the Technology and Policy Program at MIT from 1984 until 1989. From January 1983 to January 1989, Governor of the State of New Hampshire. From 1968 until 1973, Associate Dean of the College of Engineering at Tufts University and Associate Professor of Mechanical Engineering. From 1963 until his election as Governor, President of JHS Engineering Company and Thermal Research Inc. Helped establish and served as chief engineer for Astro Dynamics Inc. from 1960 until 1965. Served as a director of the Company since 1996. The Board believes that Mr. Sununu’s business development and international business experience allows him to provide important insights for the Company’s management and execution of its strategic plans.

With the exception of Mr. Evans, none of the directors are, or have been, employed by us or any of our subsidiaries or other affiliates.

EXECUTIVE OFFICERS OF THE COMPANY

Chief Executive Officer

Mr. Evans is our President and Chief Executive Officer. His biography is included above under “Directors.”

Chief Financial Officer

Beth B. Pulley, age 47, Vice President and Treasurer since April 2005 and Chief Financial Officer and Secretary of the Company May 2005 to present. From March 2001 to March 2005, Vice President of Finance and Treasurer of Fintube Technologies, Inc., a wholly-owned subsidiary of Lone Star Technologies, Inc. From April 1989 to March 2001, held a number of senior finance positions at Laufen Ceramic Tile, a subsidiary of Keramik Holding

AG Laufen, Switzerland, and its ultimate parent, Roca Radiodores, S.A., of Barcelona, Spain. Ms. Pulley is both a certified public accountant and certified management accountant.

BOARD OF DIRECTORS AND COMMITTEES

The business of the Company is managed under the direction of its seven member Board of Directors (the “Board”). The Board meets regularly during our fiscal year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when necessary between scheduled meetings.

The Board met nine times in 2009 (including regularly scheduled and special telephonic meetings). Each director attended at least 75% of the total meetings of the Board and the total meetings of each applicable committee. The non-management directors meet in executive session, as needed, without the management director or other members of management. The Board does not have a policy regarding director attendance at annual meetings. For the 2009 Annual Meeting of Stockholders, all seven directors attended the meeting.

We have a non-executive Chairman in lieu of a “lead” director who presides at all executive sessions of the Board. Mr. Morrow currently serves as the non-executive Chairman of the Board. An interested person who wishes to contact either the Chairman or the non-management directors as a group may do so by writing to either the Chairman or the Non-Management Directors, c/o Corporate Secretary, North American Galvanizing & Coatings, Inc., 5314 South Yale Avenue, Suite 1000, Tulsa, Oklahoma 74135, which will be forwarded, unopened, to the addressee. Stockholders may also contact any other member of the Board by writing to the same address, c/o Board of Directors.

Director Independence

The Board has determined that directors Linwood J. Bundy, Janice K. Henry, Gilbert L. Klemann II, Patrick J. Lynch, Joseph J. Morrow and John H. Sununu are “independent directors,” as the term is defined under the listing standards of NASDAQ. Mr. Evans is not independent, as he is an executive officer of the Company. When we use the term “non-management director” in this filing, we are referring to all the Board members with the exception of Mr. Evans.

Corporate Governance

The corporate governance guidelines adopted by the Board in 2004 address the qualification and selection of Board members, independence of Board members, Board leadership, structure of Board committees and Board processes. In addition, the guidelines include a requirement for executive sessions of non-management directors, an annual self-assessment of the performance of the Board and its committees, an annual performance evaluation of the Chief Executive Officer, and a charter for each Board committee. We have also adopted a Code of Conduct and Ethics that applies to the Board, our corporate officers, including our Chief Executive Officer and Chief Financial Officer, and all of our other employees. Our corporate governance guidelines, the charters for our committees and our Code of Conduct and Ethics, including our independence standards (which conform to NASDAQ Stock Market LLC (“NASDAQ”) rules), are available on our website at http://www.nagalv.com/Investors.asp.

Overview of Director Compensation and Procedures

Director compensation is now and has historically been set by the Board. Director compensation has historically been relatively low with most directors serving because of their equity interest in the Company.

Non-management directors are required to defer 100% of their annual fee, $50,000, effective October 1, 2009, under the Director Stock Unit Program (the “Program”), and receive no additional compensation for committee services beyond their annual fee. The Program is included in the 2009 Incentive Stock Plan (the “Plan”), which stockholders approved at the Company’s Annual Meeting held July 29, 2009. Following the shareholder meeting at which the Plan was approved, the Board of Directors’ Compensation Committee approved an amendment to the 2009 Incentive Stock Plan. The amendment to the 2009 Incentive Stock Plan changed the percentage that each director was required to defer in fees each calendar year from a minimum of 50% to a minimum of 100%. The deferred fees are converted into stock unit grants on the first day of each quarter, at the average of the fair market value for a share of stock for the 10 trading days before quarter end, the date the fees otherwise would be payable in cash. The Company makes a matching stock unit contribution equal to 100% of the amount deferred by the directors as of the same quarterly payment dates. On December 4, 2009, the Board of Directors approved a recommendation proposed by the Company’s Compensation Committee to adjust the amount by which the Company matched a director’s deferred fees from seventy five percent (75%) to one hundred percent (100%). This amendment was an extension of the July, 2009 amendment that required all directors to mandatorily defer 100% of their fee into the Company’s Director Stock Unit Program, and was effective January 1, 2010.

The Company also reimburses the directors for their out-of-pocket expenses for attending Board and committee meetings which, from time-to-time, may include the director’s spouse.

The management director is required to participate in the deferral program and the amendment described above applies to his participation as well. The President and CEO, as the management director, receives no additional cash compensation for his service as a director. The Company reduces the CEO’s annual salary by the amount deferred under the Director Stock Unit Program. The Company matches deferrals by the management director with Stock Units at the same rate as it matches deferrals for non-management directors.

Stock under this program is eligible for delivery five calendar years following the year for which the deferral is made subject to acceleration upon the resignation or retirement of the director or a change in control. Directors may elect, at least one full year before the end of any automatic deferral period, to further defer their receipt of the stock for at least five years.

In January, 2009, in addition to the deferral of the annual cash fee and matching Stock Unit grants, each non-management director received a grant of 13,333 forfeitable shares of Common Stock (the “Restricted Stock”) under the 2004 Incentive Stock Plan.

Restricted Stock granted to non-management directors vests and becomes nonforfeitable on the date of the earliest to occur of the following:

•	the date that is two (2) years after the date of grant;

•	the date of a change in control;

•	the date the participant terminates employment due to a disability; and

•	the date of the participant’s death.

Director Compensation Table

The following table describes the compensation of non-management directors during 2009.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Options Awards (3)	All Other Compensation (4)	Total
Linwood J. Bundy	$38,750	$48,932	—	$29,063	$116,745
Ronald J. Evans (5)	—	—	—	—	—
Janice K. Henry	38,750	48,932	—	29,063	116,745
Gilbert L. Klemann, II	38,750	48,932	—	29,063	116,745
Patrick J. Lynch	38,750	48,932	—	29,063	116,745
Joseph J. Morrow	38,750	48,932	—	29,063	116,745
John H. Sununu	38,750	48,932	—	29,063	116,745

(1)	For 2009, each of our non-management directors earned an annual fee of $38,750, payable in quarterly installments. All of the Company’s directors elected to defer 100% of this fee for 2009 and received stock unit grants for the deferred fee and the Company match under the Director Stock Unit Program. The following are the aggregate number of stock unit awards that were granted to each of our directors during 2009: Mr. Bundy, 15,788; Ms. Henry, 15,788; Mr. Klemann, 15,788; Mr. Lynch, 15,788; Mr. Morrow, 15,788; and Gov. Sununu, 15,788. The following are the aggregate number of stock unit awards outstanding that have been granted to each of our directors as of December 31, 2009: Mr. Bundy, 114,575; Ms. Henry, 24,540; Mr. Klemann, 114,575; Mr. Lynch, 114,575; Mr. Morrow, 114,575; and Gov. Sununu, 114,575.

(2)	Amounts represent the grant date fair value of restricted stock awards of 13,333 shares of common stock made in January 2009 to each non-employee director under our 2004 Incentive Stock Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). Refer

to Note 3, “Share-based Compensation,” in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K filed on February 24, 2010 for the relevant assumptions used to determine the valuation of our stock awards.

(3)	No option awards were granted to the directors during 2009, and no amounts were expensed for previous option awards during 2009. The following are the aggregate number of option awards outstanding that have been granted to each of our non-employee directors as of December 31, 2009: Mr. Bundy, none; Ms. Henry, none; Mr. Klemann, 79,166; Mr. Lynch, 20,000; Mr. Morrow, none; Gov. Sununu, 20,000.

(4)	Includes the Company’s matching contribution for 2009 based on amounts deferred as a director under the Director Stock Unit Program.

(5)	See Summary Compensation Table for disclosure related to Ronald J. Evans, who is also an Executive Officer of the Company. Mr. Evans receives no cash compensation as a director beyond the compensation he receives as CEO. He participates in the Director Stock Unit Program, as described above, and receives matching Stock Unit grants.

Board Leadership Structure

The Board does not have a formal policy on whether the same person should serve as the Chairman of the Board and the Chief Executive Officer. Since 1996, however, the Company has separated these roles between two individuals. The Board believes this leadership structure is currently appropriate because it generally strengthens the Board’s independence and enables the Chief Executive Officer to focus on the management of the Company’s business.

Board’s Role in Risk Oversight

The full Board oversees enterprise risk as part of its role in reviewing and overseeing the implementation of the Company’s strategic plans and objectives. The risk oversight function is administered both in full Board discussions and in individual committees that are tasked by the Board with oversight of specific risks as more fully described in the summary of each committee below.

On a regular basis, the Board and its committees receive information and reports from management on the status of the Company and the risks associated with the Company’s strategy and business plans. In addition, the Audit Committee reviews the Company’s risk assessment and procedures at least annually, including its major financial risk exposures and steps taken to monitor and control such exposures. The Chairman of the Audit Committee presents this information to the full Board for review.

The Board believes that the separate the roles of the Non-Executive Chairman and the CEO provides an effective structure for the Board to evaluate and understand the risks associated with the Company’s strategic plans and objectives. Additionally, maintaining an independent Board with a Non-Executive Chairman permits open discussion and assessment of the Company’s ability to manage these risks.

Committees of the Board

The Board maintains the following four standing committees, the membership of which is determined from time to time by the Board:

Executive Committee. Messrs. Sununu (chairman), Klemann, Morrow, and Evans are members of the Executive Committee, which met three times in 2009. The Executive Committee is delegated authority to act on behalf of the Board in certain operational and personnel matters, and to approve capital expenditures within limits authorized by the Board.

Audit Committee. Messrs. Lynch (chairman), Bundy, and Klemann and Ms. Henry are members of the Audit Committee, which met six times in 2009. Each member of the Audit Committee is an “independent director” as defined in the NASDAQ rules for Audit Committee members and satisfies the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has determined that each of Mr. Lynch and Ms. Henry qualify as an audit committee “financial expert” within the meaning of the rules and regulations of the SEC.

The Audit Committee is responsible for, among other things,

•	appointing our independent registered public accountants, subject to stockholder ratification,

•	reviewing the scope of the annual audit and recommendations of the independent registered public accountants,

•	reviewing and discussing with management and the independent registered public accountants our audited financial statements and other financial information,

•	monitoring the independence and performance of our independent registered public accountants, and

•	evaluating overall risk exposures and the adequacy of the overall internal control functions of the Company.

Compensation Committee. Messrs. Bundy (chairman), Lynch and Morrow are members of the Compensation Committee, which met three times in 2009. All of the committee members are “independent directors” as defined in the NASDAQ rules.

The Compensation Committee considers remuneration of our corporate and subsidiary officers, administers our incentive compensation and stock option plans and approves the adoption of employee benefit plans. The Compensation Committee evaluates the performance of the Chief Executive Officer and Chief Financial Officer and recommends to the Board their compensation.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee was formed in 2003, and is composed of Messrs. Morrow (chairman), Bundy, Klemann, and Lynch, Ms. Henry and Gov. Sununu. All of the committee members are “independent directors” as defined in the NASDAQ rules. The Corporate Governance and Nominating Committee met two times in 2009.

The Corporate Governance and Nominating Committee is responsible for, among other things, identifying and evaluating the qualifications of candidates for Board membership and making recommendations of candidates for consideration of nomination by the Board.

The Corporate Governance and Nominating Committee reviews and recommends to the Board the slate of director nominees to be proposed for election at annual meetings of stockholders and candidates to fill vacancies on the Board that occur between annual meetings of the stockholders. In identifying and evaluating candidates for Board membership, the Corporate Governance and Nominating Committee takes into account all factors it considers appropriate. While there are no specific minimum requirements for director nominees, the Committee does consider the following non-exclusive factors: professional experience, knowledge, integrity, independence, diversity of backgrounds and the extent to which the candidate would fill a present need on the Board.

The Corporate Governance and Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director with an emphasis on the needs of the Company. The Committee will consider candidates for the board of directors recommended by stockholders and will evaluate such candidates in the same manner as other potential candidates. Any stockholder who wishes to recommend a person to be considered for nomination as a director by the Corporate Governance and Nominating Committee may do so by submitting the candidate’s name and qualifications in writing to Corporate Governance and Nominating Committee, c/o Corporate Secretary, 5314 South Yale Avenue, Suite 1000, Tulsa, Oklahoma 74135. Stockholders may directly nominate persons for director in accordance with the provisions of our Bylaws, a copy of which is on file with the SEC.

If the Offer and the Merger are completed, however, we will no longer be a publicly traded company and we will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

Company Information Available on Website

The Company has posted on its website, www.nagalv.com, its (1) Corporate Governance Guidelines; (2) Code of Business Conduct and Ethics, and (3) the Company’s charters for the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. In addition, the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Statements of Beneficial Ownership of Securities on Forms 3, 4 and 5 for directors and officers of the Company and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge at the SEC website at www.sec.gov. The Company’s website at http://www.nagalv.com/Investors.asp contains a link to its filings with the SEC.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee reviews and approves, and recommends for the approval of the full Board of Directors, the annual compensation and compensation procedures for the Chief Executive Officer (“CEO”) of the Company. The CEO confers with the Compensation Committee concerning the compensation of the Chief Financial

Officer (“CFO”). At present, the Compensation Committee believes that the cumulative business experience of its members is adequate for its compensation decisions.

Our objective is to provide for executive compensation that will attract and retain skilled executives and will link executive compensation to corporate performance. To achieve these goals, we believe that our executive compensation must include adequate short-term compensation (primarily in the form of salary and annual bonus) and long-term compensation (primarily in the form of restricted stock, stock options and other equity-based awards.) The Compensation Committee has no policy as far as the allocation of executive compensation between short-term and long-term compensation or between cash and equity compensation. This allocation is based on a case by case analysis for each executive officer each year.

Salary. Actual salaries are based on individual performance contributions within a competitive salary range for each position established through job evaluation and market comparisons. We review approved salary ranges annually to determine parity with national compensation trends and to ensure that we maintain a reasonably competitive compensation structure. The President and Chief Executive Officer’s salary is approved by the Board based on a review and recommendation by the Compensation Committee, taking into consideration historical compensation, corporate performance, leadership characteristics and its expectations of future contributions to the Company’s long-term success.

Effective April 1, 2007, the Company entered into a three-year written employment agreement with the CEO that provides the CEO an annual base salary of $325,000 during the term, subject to possible increase by the Board. In February 2010, the Company amended the CEO’s current agreement to extend the written employment agreement one year, to April 1, 2011. The CEO’s salary has not changed since April 1, 2007. In January 2009, the Compensation Committee recommended and the Board approved an increase in annual base salary of $10,000, to $195,000, for the CFO, effective April 1, 2009. The CFO’s compensation is currently set by the CEO. In March 2010, the CEO approved an increase in annual base salary of $5,000 to $200,000 for the CFO, effective April 1, 2010.

Annual Incentive Compensation. Our executive officers and key employees are eligible to participate in a discretionary annual bonus program. The Committee, subject to Board approval, administers the plan and selects the key employees and executive officers who participate, with substantial CEO input on all employees except himself. This authority enables the Committee to consider individual achievement in deciding on, and recommending to the Board, the amount of any bonus for a participant.

The Compensation Committee took into consideration the current uncertain market situation and operating environment and corporate performance for the year ended December 31, 2009, and recommended a bonus award of $250,000 for our CEO. In February 2010, the Board approved the recommendation of the Compensation Committee. The CEO approved a $90,000 bonus for our CFO. Each of these bonus amounts are the same as those awarded in 2009.

2009 Incentive Stock Plan. Equity awards are made under this plan to provide additional incentives to employees to work to maximize our growth and stockholder value. Historically, the Compensation Committee has awarded stock option grants for equity awards, but in 2008 moved to restricted stock awards. The move was made because the Company incurs expense with both option and restricted stock awards, but there is an increased likelihood that the employee will obtain value from a restricted stock award rather than an option award. The plan may utilize vesting periods to encourage key employees to continue in our employ. The number of awards granted is determined by the Compensation Committee’s subjective evaluation of the executive’s ability to influence our long-term growth and profitability. Awards are granted at the current market price at the time of the grant.

During February 2010, the Compensation Committee recommended and the Board of Directors approved a grant totaling 120,001 forfeitable shares of Restricted Stock for 32 management employees, including 33,500 for our CEO and 20,000 for our CFO. Individual employee grants were the same as the prior year grant awards, except for the CEO’s grant, which was reduced from the prior year award of 66,667. Restricted Stock granted to management employees vests and becomes nonforfeitable on the date of the earliest to occur of the following:

•	the date that is four (4) years after the date of grant;

•	the date of a change in control;

•	the date the participant terminates employment due to a disability; and

•	the date of the participant’s death.

During January 2009, the Compensation Committee recommended and the Board of Directors approved a grant totaling 154,168 forfeitable shares of Restricted Stock for 32 management employees, including 66,667 for our CEO and 20,000 for our CFO. This grant is in recognition of 2008 performance.

The Compensation Committee recommends, and the Board approves, equity awards under this plan. The CEO confers with the Compensation Committee on all plan awards other than those made to himself. Grants are made before March 15 each year.

401K Plan. The Company offers a 401(k) defined contribution plan to its eligible employees, including executive officers. Although the Company match is discretionary, the Company has historically matched a participant’s contributions up to 3% and contributed to the North American Galvanizing Common Stock Fund of the 401K an additional 110% of a participant’s contributions over 3%, but not to exceed 6%, of the participant’s compensation.

Perquisites. The Company offers to pay the travel costs of the executives’ spouses to attend the Annual Meeting of Stockholders. The aggregate cost in total is less than $10,000 per year. The Company provides no other perquisites to its executives.

Change in Control Provisions. Awards under the 2009 and 2004 Incentive Stock Plans and the Director Stock Unit Plan are subject to accelerated vesting upon a change in control of the Company, resignation or retirement. The Compensation Committee believes these accelerated vesting provisions to be fair and customary. The change in control provisions in the CEO’s employment agreement and the Company’s “Pay to Stay” program are discussed below.

CEO Employment Agreement. The Company entered into a three-year written employment agreement with the CEO, effective April 1, 2007, that provides the CEO an annual base salary of $325,000 during the term, subject to possible increase by the Board. Under the agreement, the CEO remains eligible to participate in all Company benefit plans. In February, 2010, the Company extended the agreement for a one year period. The current expiration date of the agreement is April 1, 2011.

If the CEO’s employment is terminated for any reason other than a change in control or for cause or because of a permanent disability, then the employment agreement provides that the CEO (or his estate) is entitled to a one-time termination payment equal to his then annual base salary. Cause shall mean any of (i) employee’s gross negligence or willful misconduct in the performance of the duties and services required pursuant to the agreement, or (ii) employee’s final conviction of a felony, or (iii) employee’s material breach of any material provision of the agreement with remains uncorrected for thirty (30) days following written notice to employee by employer.

In the event either the CEO or the Company elects to terminate the agreement upon the occurrence of a change in control, then the CEO will be entitled to receive a one-time payment equal to 2.99 times his annual base salary as of the date of termination. The CEO would have received a termination payment of $971,750 in the event a change of control and termination had occurred as of December 31, 2009.

The CEO and the Chairman of the Board, in consultation with the Compensation Committee, negotiated the terms of the employment agreement, which were recommended by the Compensation Committee and approved by the Board. The Compensation Committee and the Board believe that the terms of the agreement are reasonable and that the agreement was needed in order to retain the services of the CEO.

“Pay to Stay” Program. In connection with the entry into the Merger Agreement, the Company established a “Pay to Stay” program, under which Ms. Pulley is a participant. Pursuant to the “Pay to Stay” program, within two weeks after consummation of the Offer, a determination will be made by the Company regarding Ms. Pulley’s continued employment with the Company and she will be informed of that determination. In the event Ms. Pulley is notified that her services to the Company are no longer required or that such services are only required through a specified period, she will be paid a “Pay to Stay” payment equal to six months of her current base pay at the time of her termination of employment. In the event Ms. Pulley is notified that her employment will continue following consummation of the Offer but her employment is instead involuntarily terminated without cause within three months of the date that she was notified her employment will be continued, then Ms. Pulley will be paid the “Pay to Stay” payment described above. In the event Ms. Pulley is notified that her employment will continue following consummation of the Offer and she continues to work for at least three months after the date that she was notified her employment will be continued, she will not be paid a “Pay to Stay” payment. Pursuant to the “Pay to Stay” program, Ms. Pulley would have received a “Pay to Stay” payment of $100,000 (equal to six months base salary) in the event of consummation of the Offer and termination had occurred as of April 30, 2010. Execution of a Severance Agreement is a required condition for receipt of the “Pay to Stay” payment.

Any “Pay to Stay” payment pursuant to the “Pay to Stay” program will be in addition to any amounts to which Ms. Pulley may be entitled under the Company’s severance policy (which would be approximately $19,230 if Ms. Pulley’s termination had occurred as of April 30, 2010 based on one week of salary for each of her five years of service). Under the “Pay to Stay” program, “cause” means Ms. Pulley’s conviction of a felony; negligent failure to carry out her duties with the Company after she has been provided with notice of the willful failure and has been given an opportunity to cure it; insubordination; violation of Company rule or policy; misconduct; job abandonment; gross negligence or resignation.

The Compensation Committee believes that compensation levels during 2009 adequately reflect our compensation goals and policies. The Compensation Committee will continue to evaluate the relationship between its executive and key managerial compensation and our performance and stockholder value.

Summary Compensation Table

The following table includes information concerning compensation for the three fiscal years ended December 31, 2009 paid for the two persons who served as our CEO and CFO and are currently our only two executive officers. We refer to these individuals as the “named executive officers.”

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)(3)	Option Awards ($)(2)	All Other Compensation ($)(4)	Total ($)
Ronald J. Evans	2009	$325,000	$250,000	$244,668	—	$44,498	$864,166
President and CEO	2008	325,000	200,000	278,000	—	42,787	845,787
	2007	293,750	120,000	—	$708,000	44,756	1,166,506

Beth B. Pulley	2009	192,500	90,000	73,400	—	$13,191	$369,091
CFO and Secretary	2008	182,500	75,000	83,400	—	12,337	353,237
	2007	168,750	50,000	—	44,250	10,631	273,631

(1)	For Mr. Evans, includes amounts deferred as a director under the Director Stock Unit Program, totaling $38,750 for 2009, and $35,000 for both 2008 and 2007. The stock unit awards are deferred for five years subject to acceleration upon resignation, retirement or a change in control. The actual stock certificates will not be issued to the director until the award is paid out.

(2)	Amounts shown represent the grant date fair value of restricted stock awards made to the named executive officer in the year indicated, computed in accordance with FASB ASC Topic 718. As required by applicable SEC rules, awards are reported in year of grant. Refer to Note 3, “Share-based Compensation,” in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K filed on February 24, 2010 for the relevant assumptions used to determine the valuation of our stock awards.

(3)	Restricted stock awards to our executive officers on account of the 2009 performance year were approved in February 2010, with fair values at the date of grant as follows: Ronald J. Evans, $180,230 and Beth B. Pulley, $107,600.

(4)	For Mr. Evans, includes the Company’s matching contribution for each year based on amounts deferred as a director under the Director Stock Unit Program in the amount of $29,063 for 2009 and $26,250 for both 2008 and 2007. Mr. Evans had 114,575 stock unit grants awarded under the Director Stock Unit program outstanding at December 31, 2009. Also includes the Company’s matching contributions to its 401(k) defined contribution retirement plan on behalf of the named executive officer.

Grants Of Plan-Based Awards

The following table shows the total number of restricted stock awards that were granted in 2009 under the 2004 and 2009 Incentive Stock Plans to the named executive officers. Each restricted stock award generally becomes 100% vested after a four-year service period.

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)
Ronald J. Evans	1/20/2009	66,667		$244,668
President and CEO	1/2/2009	4,150	(1)	15,313	(2)
	4/1/2009	5,262	(1)	15,313	(2)
	7/1/2009	2,591	(1)	15,313	(2)
	10/1/2009	3,785	(1)	21,875	(2)

Beth B. Pulley	1/20/2009	20,000		73,400
CFO and Secretary

(1)	Stock units awarded under the Director Stock Unit Program.

(2)	Stock unit values based upon average closing price of common stock for 10 trading days prior to grant date.

In addition, on February 18, 2010, the Compensation Committee recommended and the Board approved grants of forfeitable shares of Restricted Stock, including 33,500 shares awarded to the CEO and 20,000 shares awarded to the CFO. These awards are not included in the table above because they were granted after 2009 year end.

Restricted Stock vests and becomes nonforfeitable on the date of the earliest to occur of the following:

•	the date that is four (4) years after the date of grant;

•	the date of a change in control;

•	the date the participant terminates employment due to a disability; and

•	the date of the participant’s death.

Outstanding Equity Awards At Fiscal Year-End

The following table shows the total number of unexercised stock options and unvested stock plan awards for the named executive officers as of December 31, 2009.

	Option Awards			Stock Awards
Stock Awards	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($/Sh)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Ronald J. Evans	50,000	—	1.05	02/17/2016	—	—
President and CEO	150,000	50,000	2.60	02/23/2017	—	—
	200,000	—	2.60	02/23/2017	—	—
	—	—	—	—	133,333	$646,665

Beth B. Pulley	5,000	5,000	1.05	02/17/2016	—	—
CFO and Secretary	12,500	12,500	2.60	02/23/2017	—	—
	—	—	—	—	40,000	$194,000

(1)	Options become exercisable in four equal annual installments beginning on the first anniversary date of grant, except one of the options for 200,000 shares awarded to Ronald J. Evans on February 23, 2007, is exercisable in three equal annual installments beginning on the first anniversary date of grant.

(2)	The expiration date of each option occurs 10 years after the date of grant of each option.

(3)	Market value calculated based on the closing stock price on December 31, 2009.

Options Exercises And Stock Vested

The following table shows option exercises and the vesting of stock units for the named executive officers during 2009.

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Ronald J. Evans	150,000	$805,163	22,041	$61,250
President and CEO

Beth B. Pulley	27,500	$172,475	—	—
CFO and Secretary

(1)	Delivery of stock certificates for stock units granted under Director Stock Unit Program is deferred for five years subject to acceleration upon resignation, retirement or change in control.

Nonqualified Deferred Compensation

The following table sets forth information concerning the CEO’s participation in the Company’s Director Stock Unit Program, which provides deferred equity-based compensation to management and non-management directors.

Name and Principal Position	Executive Contributions in 2009 ($)	Registrant Contributions in 2009 ($)	Aggregate Earnings in 2009 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2009 ($)
Ronald J. Evans	$38,750	$29,063	$—	$—	$555,689
President and CEO

The material terms of the Director Stock Unit Program are described under “Board of Directors and Committees — Overview of Director Compensation and Procedures” elsewhere in this Information Statement. The Company’s Director Stock Unit Program commenced January 1, 2005. Since that time, the executive contributions and registrant contributions have been included in the Summary Compensation Table. For 2009, 2008 and 2007, the executive contributions are included in salary and the registrant contributions are included in all other compensation in the Summary Compensation Table.

Potential Payments Upon Termination Or Change-In-Control

The vesting of all outstanding stock options, forfeitable stock grants, and stock deferrals under the Director Stock Unit Program, are accelerated upon the retirement or resignation of the holder or upon a change-in-control and would result in value of $889,165 to the CEO and $278,875 to the CFO, assuming the event took place on December 31, 2009. Under the terms of the CEO’s employment agreement, the Company must pay the CEO (i) a single cash payment equal to one year’s annual base salary (currently $325,000) upon his retirement or termination (other than in connection with a change-in-control or for cause) and (ii) a single cash payment equal to 2.99 times his annual base salary (a total of $971,750 assuming the event took place on December 31, 2009 based on current salary) in connection with the termination of his employment in connection with a change-in-control of the Company. During 2010, the Company entered into a “Pay to Stay” program letter agreement, described under “Executive Compensation — Compensation Discussion and Analysis — “Pay to Stay” Program” elsewhere in this Information Statement, with the CEO which would result in a payment to her of $100,000 in the event of her termination following consummation of the Offer. In addition, both the CEO and CFO were awarded forfeitable stock grants in February 2010 which would result in value of approximately $252,000 to the CEO and $150,000 to the CFO, assuming an accelerated vesting event took place on April 15, 2010.

Compensation Committee Report

The Compensation Committee reviews our general compensation policies and the compensation plans and specific compensation levels for executive officers. The 2009 Incentive Stock Plan, Rule 16b-3 of the Exchange Act, and paragraph 162(m) of the Internal Revenue Code of 1986, as amended, require that at least two of the Compensation Committee members be non-employee directors. The Compensation Committee consists of three directors who are not employees of the Company. Linwood J. Bundy is the current Chairman of the Compensation

Committee. All recommendations by the Compensation Committee relating to the compensation of our CEO are approved by the full Board.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (the “CD&A”) for the year ended December 31, 2009 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the Board, and the Board has approved, that the CD&A be included in the annual report on Form 10-K for the year ended December 31, 2009 for filing with the SEC and this Information Statement.

By the Compensation Committee of the Board of Directors:
Linwood J. Bundy, Chairman
Patrick J. Lynch
Joseph J. Morrow

Compensation Committee Interlocks And Insider Participation

The Compensation Committee is presently comprised of the following directors: Messrs. Bundy, Lynch and Morrow, none of whom are current or former officers or employees of the Company or any of its subsidiaries. None of our named executive officers or directors was an executive officer or served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board or Compensation Committee.

AUDIT COMMITTEE REPORT

The Audit Committee consists of four directors, all of whom must be independent in accordance with and meet the other requirements of the NASDAQ rules.

The Audit Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Audit Committee has met and held discussions with management and the independent auditor regarding the fair and complete presentation of the Company’s results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee is responsible for, among other things, reviewing with our independent registered public accountants the scope and results of their audit engagement. In connection with the fiscal 2009 audit, the Audit Committee has:

•	reviewed and discussed with Deloitte & Touche, LLP, our independent registered public accountants (“Deloitte”), and with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009,

•	discussed with Deloitte the matters required by Statement on Auditing Standards No. 61, as amended, relating to communications between the Audit Committee and the independent registered public accountants, and

•	received from and discussed with Deloitte the written disclosures and letter from Deloitte required by Independence Standards Board Standard No. 1 as modified or supplemented, regarding their independence from the Company.

Based on the review and the discussions described in the preceding bullet points, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009.

By the Audit Committee of the Board of Directors:
Patrick J. Lynch, Chairman
Linwood J. Bundy
Janice K. Henry
Gilbert L. Klemann, II

RELATED PARTY TRANSACTIONS

On August 18, 2009, the Company accepted subscription agreements for $7.3 million in subordinated debt with stock warrants to purchase 1,095,000 shares of common stock of the Company. The following related parties of the Company subscribed to the subordinated debt offering for the amounts listed.

Related Party	Nature of Relationship	Principal Note	Warrants
Linwood J. Bundy	Director	$1,000,000	150,000

C & M Management & Realty Partners	Director Joseph J. Morrow has a controlling interest	200,000	30,000

Janice K Henry and John M Henry	Director and spouse	250,000	37,500

Patrick J. Lynch	Director	200,000	30,000

MCO Limited Partnership	Director Joseph J. Morrow has a controlling interest	300,000	45,000

Claire Morrow	Spouse of Director	250,000	37,500

The Joseph J. & Claire Morrow Charitable Foundation	Spouse of Director is a Trustee	1,000,000	150,000

Joseph J. Morrow Revocable Living Trust	Director	1,000,000	150,000

Morrow & Co.	Director Joseph J. Morrow has a controlling interest	1,000,000	150,000

Nancy Sununu	Spouse of Director	250,000	37,500
Total		$5,450,000	817,500

Morrow & Co., LLC. Mr. Joseph J. Morrow, a director of the Company, is the Chairman and a director of, and holds a controlling interest in, Morrow & Co., LLC, which provides proxy solicitation and other stockholder related services to us. During the year ended December 31, 2009, the Company paid Morrow & Co., LLC $48,000 in connection with proxy solicitation and other stockholder related services provided to the Company. In addition, an affiliate of Morrow & Co., LLC, Audit Committee on Call, provides a confidential hotline service to be used for reporting violations of the Business Code of Conduct and Ethics policy. The Company was billed $600 during 2009 for this service.

Our Code of Business Conduct and Ethics, which constitutes our related party transaction policy, requires that all related party transactions be disclosed in writing to the Board. The Board must approve such transactions, and the terms of such transactions must be the same as the Company would obtain from an unaffiliated third party. The Board is aware of and has approved the Company’s transactions with affiliates of Mr. Morrow as described above in accordance with the terms of our policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 15, 2010, regarding the beneficial ownership of our Common Stock by (a) all persons who are beneficial owners of five percent or more of our Common Stock, (b) each of our directors, (c) our Chief Executive Officer and our Chief Financial Officer, which are our only executive officers, and (d) all of our directors and executive officers as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to such shares.

North American Galvanizing & Coatings, Inc.
Stock Ownership, as of April 15, 2010 (1)

	Number of Shares of Common Stock Beneficially Owned (excluding options) (2)		Nonvested Forfeitable Shares of Common Stock	Options Granted (3)	Warrants	Total Beneficial Ownership of Common Stock (including options and warrants)	Percentage of Common Stock (4)
Linwood J. Bundy	294,613		26,666	—	150,000	471,279	2.72%
Ronald J. Evans	344,020		166,833	450,000	—	960,853	5.54%
Janice K. Henry	0		26,666	0	37,500	64,166	0.37%
Gilbert L. Klemann, II	214,617		26,666	79,166	—	320,449	1.85%
Patrick J. Lynch	214,395		26,666	20,000	30,000	291,061	1.68%
Joseph J. Morrow	1,862,000	(5)	26,666	—	412,500	2,301,166	13.26%
Beth B. Pulley	42,554		60,000	25,000	—	127,554	0.74%
John H. Sununu	148,121		26,666	20,000	37,500	232,287	1.34%
All Directors and Executive Officers as Group (8 persons)	3,120,320		386,829	594,166	667,500	4,768,815	27.49%

(1)	The address for each of our directors and executive officers is as follows: c/o North American Galvanizing & Coatings, Inc., 5314 South Yale Avenue, Suite 1000, Tulsa, Oklahoma 74135.

(2)	Excludes stock units allocated to the account of the named person under the Director Stock Unit Program, as persons are not permitted to vote the units.

(3)	Represents shares which the directors and executive officers have, or within 60 days after April 15, 2010 will have, the right to acquire through the exercise of stock options.

(4)	Based on 16,753,943 shares of the Common Stock outstanding as of April 15, 2010. This assumes that all options or warrants exercisable within 60 days after April 15, 2010 owned by the named individual are exercised. The total number of shares outstanding also assumes that none of the options or warrants owned by other named individuals are exercised.

(5)	Excludes 200,000 shares owned by a charity but which Mr. Morrow has a right to vote.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors to file reports of changes in ownership of the Common Stock with the SEC. Executive officers and directors are required by SEC regulations to furnish us with copies of all Section 16(a) forms so filed. Based solely on a review of the copies of such reports furnished to us, we believe that the February 5, 2010 filings on Form 5 related to the acquisition of stock warrants to purchase common stock of the Company for Messrs. Bundy, Lynch, Morrow, and Sununu and Ms. Henry should have instead been filed on Form 4 within two days of August 21, 2009. All other persons subject to these reporting requirements filed the required reports on a timely basis during fiscal year 2009.

LEGAL PROCEEDINGS

On April 13, 2010, Morris Akerman, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Akerman v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5407-CC. On April 16, 2010, Gerald Beddow, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Beddow v. North American Galvanizing & Coatings, Inc., et al., C.A. No. 5420-VCL. On April 16, 2010, Barbara Gibbs, a purported stockholder of the Company, filed a putative class action complaint in the County Court for Rogers County, Oklahoma on behalf of herself and all other similarly situated stockholders of the Company, captioned Gibbs v. North American Galvanizing & Coatings, Inc., et al., Case No. CJ-2010-308. On April 20, 2010, Richard Devivo, a purported stockholder of the Company, filed a putative class action complaint in the District Court for Tulsa County, Oklahoma on behalf of himself and all other similarly situated stockholders of the Company, captioned Devivo v. Morrow, et al., Case No. 2010-02551. On May 5, 2010, Carlos Dorta, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Dorta v. Morrow, et al., C.A. No. 5461.

The stockholder complaints purport to assert claims against the Company, the board of directors of the Company, Parent, and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer to Purchase. Among other things, the complaints allege that the Company is being sold at an unfair price. Among other relief, plaintiffs in each of these actions seek an order enjoining defendants from proceeding with the Merger Agreement, as well as rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions.

While the lawsuits are in the preliminary stages, the Company believes that they are entirely without merit and intends to defend against them vigorously.

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ANNEX II

OPINION OF STEPHENS INC.

March 31, 2010

Board of Directors
North American Galvanizing & Coatings, Inc.
5314 South Yale Avenue, Suite 1000
Tulsa, OK 74135

Ladies and Gentlemen:

We have acted as your financial advisor in connection with the proposed merger of AZZ Merger Sub (“Merger Sub”), a wholly owned subsidiary of AZZ incorporated (“Parent”), with and into North American Galvanizing & Coatings, Inc. (the “Company”) (collectively, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated as of March 31, 2010. As a result of all such terms and conditions, we understand that the consideration will consist of Seven Dollars and Fifty Cents ($7.50) cash paid for each share and share equivalent of Company stock outstanding at the time of the Transaction.

You have requested our opinion as to whether the Transaction is fair to the Company’s public shareholders from a financial point of view. For purposes of this letter, the ‘public shareholders’ of the Company means the holders of outstanding shares of the Company’s common stock, other than the Parent and its directors, officers and affiliates and the directors, officers, managers and affiliates of the Company.

In connection with rendering our opinion we have:

(i)	analyzed certain publicly available financial statements and reports regarding the Company;

(ii)	analyzed certain internal financial statements and other financial and operating data (including the 2010 financial budget) concerning the Company prepared by the management of the Company;

(iii)	reviewed the reported prices and trading activity for the common stock of the Company;

(iv)	compared the financial performance of the Company and the prices and trading activity of the common stock with that of certain other comparable publicly-traded companies and their securities;

(v)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(vi)	reviewed the most recent draft provided to us of the Agreement and Plan of Merger and related documents;

(vii)	discussed with management of the Company the operations of and future business prospects for the Company;

(viii)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Parent;

(ix)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The management of the Company has assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Parent, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or the Parent under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the fiscal 2010 financial budget prepared by the management of the Company we have assumed that such financial budget has been reasonably prepared and reflects

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the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Parent and regularly provide investment banking services to the Company. During the two years preceding the date of this letter, we have provided investment banking services to the Company in connection with its 2009 subordinated debt capital raise and in connection with its consideration of other strategic alternatives, and we have received investment banking revenues from the Company. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our fairness opinion to the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter. Stephens expects to pursue future investment banking services assignments from participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction.

We are not legal, accounting, regulatory or tax experts and have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the public stockholders of the Company. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement of the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company for the purposes of its evaluation of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of the Company. Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to stockholders of the Company, provided that we approve of the content of such disclosures prior to any filing or publication of such stockholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the public shareholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

/s/ Stephens Inc.

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ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ”stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the

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procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(I)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate

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number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation. which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose

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or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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